Exhibit 99.1(a)

APPENDIX A

MERGER AGREEMENT

The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about TTI. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of TTI, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TTI’s public disclosures.

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TEOCO CORPORATION

TEOCO ISRAEL LTD.

and

TTI TEAM TELECOM INTERNATIONAL LTD.

Dated as of June 8, 2010

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 8, 2010, by and among TEOCO Corporation, a Delaware corporation ("Parent"), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of Parent ("Merger Sub"), and TTI Team Telecom International Ltd., an Israeli company (the "Company"). Parent, Merger Sub and the Company are each referred to herein as a "Party" and, collectively, as the "Parties".

RECITALS

A.           The Parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the "Merger") by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the "Companies Law"), following which, Merger Sub will cease to exist, the Company will become a wholly owned Subsidiary of Parent, and the Company Shares will be exchanged for the right to be paid the Per Share Merger Consideration.

B.           The board of directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the "Transactions") are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

C.            The board of directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions.

D.           Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of Parent's willingness to enter into this Agreement: (i) the shareholders of the Company identified in Schedule A are entering into voting undertakings (the "Voting Undertakings") and (ii) each of the directors of the Company set forth on Schedule B hereto is executing a resignation letter in substantially the form attached as Exhibit A hereto, the effectiveness of which is conditioned on the consummation of the Merger.

E.           Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of Parent's willingness to enter into this Agreement, the Chief Executive Officer of the Company is entering into an agreement with Parent, the effectiveness of which is conditioned on the consummation of the Merger.

NOW, THEREFORE, in consideration of the forgoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

                   Section 1.1.  Definitions.

          As used in this Agreement, the following terms shall have the following meanings:

"102 Trustee" means Noam Sabo at Horowitz Idan Goldstein Sabo Tevet, accounting firm,  the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Tax Authority, with respect to Company 102 Options.

"Accounts Receivables Amount" means the aggregate invoiced and not yet actually paid amount of billed customers’ invoices of the Company and its Subsidiaries issued in the ordinary course of business, excluding, for the avoidance of doubt, any unbilled receivables.

"Actual Cash Balance" means (i) the amount of Cash of the Company and its Subsidiaries as of Closing, and (ii) as applicable, (A) plus the amount by which the Accounts Receivables Amount as of Closing exceeds the Accounts Receivables Amount as of March 31, 2010 (which is equal to US$9,340,628), or (B) minus the amount by which the Accounts Receivables Amount as of March 31, 2010 (which is equal to US$9,340,628) exceeds the Accounts Receivables Amount as of Closing.

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

"Agreement" means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

"Acquisition Proposal" has the meaning assigned to such term in Section 6.5.

"Articles of Association" means the articles of association of the Company as of the date hereof.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day other than Friday, Saturday, Sunday or any other day on which banks are closed in Israel or in New York.

"Cash" means cash at bank and cash at hand, including cash equivalents, short term deposits and marketable securities, each, as defined under GAAP.

"Cash Adjustment Amount " means an amount, if any, equal to (i) the amount by which the Minimum Cash Balance exceeds the Actual Cash Balance, if any (the "Cash Deficiency Amount"), or the amount by which the Actual Cash Balance exceeds the Maximum Cash Balance, if any (the "Cash Excess Amount").

"Code" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"Company 102 Options" means Company Options granted under Section 102 of the Ordinance.

"Company Certificate" means a certificate duly signed by the Chief Executive Officer and Chief Financial Officer of the Company setting forth: (i) the number of Company Shares issued and outstanding as of immediately prior to the Effective Time, (ii) the number of  outstanding Company Options and Company Warrants and the exercise price of each of them as of immediately prior to the Effective Time, (iii) a schedule setting forth the Total Option Cash Payment and the Total Warrants Cash Payment, (iv) the Actual Cash Balance, (v) the Accounts Receivable Amount as of immediately prior to the Effective Time, and (vi) an itemized schedule setting forth a true and correct list of all Transaction Expenses and stating which of such amounts were paid prior to the Effective Time.

"Company Class Meeting(s)" shall mean each of the Company Ordinary Class Meeting and/or the Company Preferred Class Meeting, as the case may be.

"Company Employee Plan" means each plan, program, policy, contract, agreement or other arrangement (other than an Employment Agreement; legally-mandated plans, programs or arrangements; or any Company practices that do not involve the grant of any employee benefit), providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any Subsidiary thereof has or may have any liability or obligation including each International Employee Plan.

"Company Intellectual Property Rights" means any Intellectual Property Rights, including Registered Intellectual Property Rights, that are owned or used (including use through inclusion or embedment in any of the Company’s Products) by the Company or any of its Subsidiaries.

"Company Option" means each option to purchase Company Shares, whether or not vested, issued under the Company Option Plans.

"Company Option Plans" means the 2004 Employee Share Option Plan and any other plan, scheme or arrangement under which options to purchase Company Shares are issued and outstanding.

"Company Ordinary Class Meeting" shall have the meaning set forth in Section 6.7.

"Company Ordinary Shares" means the Company's ordinary shares, nominal value NIS 0.50 per share.

"Company-Owned Intellectual Property Rights" means any and all of the Company Intellectual Property Rights that are owned by the Company or any of its Subsidiaries.

"Company Preferred Class Meeting" shall have the meaning set forth in Section 6.7.

"Company Preferred Shares" shall mean the Company’s Series A Convertible Preferred Shares, nominal value NIS 0.5 per share.

"Company Product" means any product or service of the Company or any of its Subsidiaries that is or has been marketed, sold or licensed by the Company or any of its Subsidiaries, including any product or service under maintenance or support.

"Company Shares" means the Company Ordinary Shares and the Company Preferred Shares.

"Company Warrants" means each outstanding warrant to purchase Company Shares (excluding, for the avoidance of doubt, any of the Company Options).

"Confidentiality Agreement" means the confidentiality agreement entered into between the Company and the Parent as of January 7, 2010.

"Contract" means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, arrangement, commitment, undertaking, obligation or understanding of any nature.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

"Employee" means any current employee, independent contractor or director of the Company or any of its Subsidiaries, whether or not, in the case of an independent contractor or director, according to Israeli Laws, that Person may be deemed to be an employee of the Company or of any of its Subsidiaries.

"Employment Agreement" means each management, employment, severance, consulting, relocation, repatriation, expatriation, collective agreement or arrangement or other Contract between the Company or any of its Subsidiaries and any Employee.

"Encumbrances" means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any related company or trade or business that is required to be aggregated with the Company under Section 414(b), (c), (m) or (o) of the Code.

"Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

"GAAP" means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

"Intellectual Property" means any or all of the following: (i) works of authorship including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, schematics, layouts, data and mask works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; and (vii) methods and processes and software tools.

"Intellectual Property Rights" means any and all worldwide, common law and/or statutory rights in or arising out of: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent rights anywhere in the world in inventions and discoveries including invention disclosures ("Patents"); (ii) all trade secrets and other proprietary rights in know-how and confidential or proprietary information, in each case excluding any rights in respect of any of the foregoing that are protected by Patents; (iii) all copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor ("Copyrights"); (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor ("URLs"); (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith ("Trademarks"); (vi) all "moral" rights of authors and inventors, however denominated throughout the world; and (vii) any corresponding or equivalent rights to any of the foregoing.

"International Employee Plan" means each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by the Company or any of its Subsidiaries for the benefit of Employees who perform services outside the United States, whether informally or formally, or with respect to which the Company or any of its Subsidiaries will or may have any liability, for the benefit of Employees who perform services outside the United States. This shall include, in Israel, manager's insurance or other provident or pension funds which are not government-mandated but were set up to provide for the Company's legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963 ("Severance Pay Law").

"Knowledge" means, with respect to the Company, the actual knowledge of those executive officers set forth in Section 1.1(A) of the Company Disclosure Schedule and the knowledge that any of these persons would have had after reasonable inquiry of those persons in the Company that have principal responsibility over the subject matter in question.

"Laws" shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

"Legal Requirements" means requirements under any Israeli, U.S. or foreign Law, decree, judgment, order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of a Governmental Authority.

"Material Adverse Effect" means any change, event, fact, condition, development, occurrence, violation, inaccuracy, circumstance or effect (each, an "Effect") that, individually or taken together with all other Effects, is, or is reasonably likely to (I) have a material adverse effect on the business, assets, results of operations, capitalization, affairs or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, other than (a)  changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) whether worldwide or in any country or region in which the Company or its Subsidiaries conduct a material portion of their business, except to the extent such changes affect or are reasonably likely to affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other companies or businesses operating in any such country or region, (b) any changes in the industries in which the Company and its Subsidiaries operate, except to the extent such changes affect or are reasonably likely to affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in such industries, (c) any changes in GAAP occurring after the date of this Agreement, (d) any change in the market price or in the trading volume of the Company Ordinary Shares (provided that this exclusion does not exclude the underlying Effect that may have caused such change); (e) any changes in Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, in each case, occurring after the date of this Agreement; (f) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than to the extent that any of the foregoing causes  damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupts the business or operations of the Company or any of its Subsidiaries); (g) Effects directly related to the announcement or performance of this Agreement and the Transactions; (h) any litigation arising from allegations of a breach of fiduciary duty relating to this Agreement, the Merger or the other Transactions, or the approval thereof by the Company; and (i) any action taken by the Company at the request of Parent or specifically required hereunder; or (II) materially impede or delay the Company's, Parent's or Merger Sub's ability to consummate the Transactions contemplated by this Agreement in accordance with its terms or the ability of Parent to exercise unrestricted ownership rights in the shares of the Surviving Corporation.

"Maximum Cash Balance" means US$33 million minus (i) any Transaction Expenses, the Tail Insurance Premium and the amount referred to in Section 4.25(a)(3) of the Company Disclosure Schedule, in each case, actually paid by the Company or its Subsidiaries prior to or at Closing and (ii) the Liquidation Loss, if any.

"Memorandum of Association" means the memorandum of association of the Company as of the date hereof.

"Minimum Cash Balance" means US$29 million minus (i) any Transaction Expenses,  the Tail Insurance Premium and the amount referred to in Section 4.25(a)(3) of the Company Disclosure Schedule, in each case, actually paid by the Company or its Subsidiaries prior to or at Closing and (ii) the Liquidation Loss, if any.

"Nasdaq" means The Nasdaq Global Market, a.k.a. the Nasdaq Stock Market.

"Open Source" means software licensed pursuant to an open source, public source or freeware software license or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license, that purports to require the distribution of or access to Source Code of the licensee's software or purports to restrict the licensee's ability to charge for distribution of or to use software for commercial purposes or requires the inclusion of attribution notices in any redistributed software.

"Permitted Encumbrance" shall mean (i) any statutory Encumbrance for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents filed prior to the date hereof, including to the OCS, (iii) such non-monetary liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) mechanics', carriers', workmen's, repairmen's and similar Encumbrances, incurred in the ordinary course of business, and (v) pledges and deposits to secure the performance of bids, trade contracts, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case which are not in default and incurred in the ordinary course of business.

"Per Share Merger Consideration" means a cash amount, as may be adjusted under Section 3.1(e), equal to US$3.00, without interest, to be adjusted such that it would be equal to (A) the Total Deemed Merger Consideration minus the Cash Deficiency Amount (in case the Minimum Cash Balance exceeds the Actual Cash Balance) or plus the Cash Excess Amount (in case the Actual Cash Balance exceeds the Maximum Cash Balance), and minus the Transaction Expenses Adjustment Amount, if any divided by (B) the total of the issued and outstanding Company Shares immediately prior to the Effective Time plus the number of Company Shares issuable upon exercise of all Company Warrants that are issued and outstanding immediately prior to the Effective Time; provided however that to the extent that an adjustment is to be made due to a Cash Excess Amount (and which is not offset by any Transaction Expenses Adjustment Amount), then an adjustment in the foregoing formula and in the Total Deemed Consideration shall be made to also account for the Company Shares issuable upon exercise of Company Options that would be entitled to an Option Cash Payment. Notwithstanding anything in this Agreement to the contrary, (i) if the number of issued and outstanding Company Shares as of immediately prior to the Effective Time (excluding for such purpose any Company Ordinary Shares issued as a result of exercise of any of the 353,000 Company Options or the 2,224,338 Company Warrants listed on the date hereof in Section 4.2(b) of the Company Disclosure Schedule), is greater than 18,939,544, and/or (ii) if the number of issued and outstanding Company Options or Company Warrants is greater than the 353,000 Company Options or the 2,224,338 Company Warrants listed on the date hereof in Section 4.2(b) of the Company Disclosure Schedule, or the exercise price thereof is lower than the exercise price set forth in Section 4.2(b) of the Company Disclosure Schedule, then the Per Share Merger Consideration shall be adjusted downwards proportionately, such that the aggregate of the Total Share Merger Consideration, Total Option Cash Payment and Total Warrant Cash Payment payable hereunder as of the Effective Time, shall not exceed the aggregate amount of the Total Share Merger Consideration, Total Option Cash Payment and Total Warrant Cash Payment that would have been payable hereunder assuming that there are issued and outstanding 18,939,544 Company Shares, 353,000 Company Options and 2,224,338 Company Warrants with exercise prices as listed on the date hereof in Section 4.2(b) of the Company Disclosure Schedule. By way of illustration of the foregoing only, if the number of issued and outstanding Company Shares is 20,000,000 (the "Increased Number of Shares") but all other figures of Company Options, Company Warrants and exercise prices are as listed on the date hereof in Section 4.2(b) of the Company Disclosure Schedule, and assuming there is no Cash Deficiency Amount, Transaction Expenses Adjustment Amount or Cash Excess Amount, then (i) the Per Share Merger Consideration shall be adjusted proportionately to be equal to (A) the Total Deemed Merger Consideration, divided by (B) 22,224,338 (which is equal to the Increased Number of Shares plus the total amount of Company Shares issuable upon exercise of all outstanding Company Warrants), which is equal to US$2.85685, and (ii) the aggregate of the Total Share Merger Consideration, Total Option Cash Payment and Total Warrant Cash Payment payable hereunder as of the Effective Time would be US$57,930,801.

"Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

"Registered Intellectual Property Rights" means all United States, international and foreign: (A) issued Patents, including pending applications therefor; (B) registered Trademarks and pending applications to register Trademarks, including intent-to-use applications; (C) Copyright registrations and pending applications to register Copyrights; and (D) URL registrations and pending applications to register URLs.

"Securities Act" means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended.

"Source Code" means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

"Subsidiary" means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

"Superior Proposal" has the meaning assigned to such term in Section 6.5(h).

"Tax" or, collectively, "Taxes", means: (i) any and all federal, provincial, state, local, and other taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local Legal Requirements).

"Total Share Merger Consideration" shall mean the product of (x) the number of Company Shares issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a) immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration.

"Total Deemed Merger Consideration" means US$63,491,646.

 "Transaction Expenses" shall mean all fees and expenses paid or payable by the Company or any Subsidiary to the extent incurred in connection with the Merger, this Agreement or the Transactions (including the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby), whether or not billed or accrued, including any fees and expenses of legal counsel and accountants, the amount of commission, fees and expenses payable to financial advisors, investment bankers and brokers of the Company and the Subsidiaries and any such fees incurred by any other Person that the Company has agreed are paid for or to be paid for by the Company in connection with the Transactions. For the avoidance of doubt, the Tail Insurance Premium as well as the amounts required to be disclosed under Section 4.25(a) of the Company Disclosure Schedule shall not be deemed to be "Transaction Expenses".

"Transaction Expenses Adjustment Amount" means an amount, if any, by which the Transaction Expenses, whether or not paid or accrued, exceeds US$1,144,700.

                 Section 1.2. Other Terms.

Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section
102 Schedule	Section 3.3(b)
102 Trust Period	Section 6.10(b)
Acquisition Proposal	Section 6.5Section 1.1(h)
Alternative Acquisition	Section 8.3(b) (iii)
Antitrust Requirements	Section 4.4(a)
Approved Enterprise	Section 4.12(d)

Defined Term	Section
Book-Entry Shares	Section 3.1(c)
Cash Deficiency Amount	Section 1.1
Cash Excess Amount	Section 1.1
Certificates	Section 3.1(c)
Change of Recommendation	Section 6.5Section 1.1(e)
Closing	Section 2.2
Closing Date	Section 2.2
Companies Law	Recitals
Companies Registrar	Section 2.3
Company	Preamble
Company Acquisition Agreement	Section 6.5Section 1.1(e)
Company Charter Documents	Section 4.1
Company Contract	Section 4.9 (b)
Company Disclosure Schedule	ARTICLE IV
Company General Meeting	Section 6.7(a)
Company General Meeting Notice	Section 6.7(a)
Company Permits	Section 4.11
Company SEC Documents	(a)
Company Shareholder Approval	Section 4.4(c)
Copyrights	Section 1.1
Effective Time	Section 2.3
End Date	Section 8.1 (b) (i)
Environmental Law	Section 4.14 (b)
Exchange Fund	(a)
Excluded Party	Section 6.5Section 1.1(b)
Governmental Authority	Section 4.4(a)
Governmental Consents	Section 4.4(a)
Grants	Section 4.22
Hazardous Substance	Section 4.14(c)
Indemnitee	Section 6.11(a)
Institution	Section 4.16(i)
Investment Center	Section 4.4(a)
IRS	Section 4.8(b)
Israeli Employee	Section 4.8(i)

Defined Term	Section
Israeli Employees	Section 4.8(i)
Israeli Options Tax Ruling	Section 6.10(b) (ii)
Israeli Withholding Tax Ruling	Section 6.10(b) (i)
Key Employee	Section 4.8(a)
Leased Property	Section 4.13(b)
Liquidation Loss	Section 6.8(e)
Merger	Recitals
Merger Certificate	Section 2.3
Merger Proposal	Section 6.6(a) (i)
Merger Sub	Preamble
Minimum Per Share Merger Consideration	Section 3.1(f)
New Bank Accounts	Section 6.8(e)
Notice Period	Section 6.5Section 1.1(e)(i)
OCS	Section 4.4(a)
Option Cash Payment	Section 3.3(a)
Ordinance	Section 3.6
Parent	Preamble
Parent Contact Persons	Section 6.3 (b)
Parent Disclosure Schedule	ARTICLE V
Parent Expenses	Section 8.3(b) (v)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Paying Agent	Section 3.2(a)
Recommendation	Section 4.20
Representatives	Section 6.4(a)
Restraints	Section 7.1(e)
Returns	Section 4.12(a)
Sarbanes-Oxley Act	Section 4.5(a)
Severance Pay Law	Section 1.1
Significant Customer	Section 4.24(a)
Significant Supplier	Section 4.24(b)
Solicitation Period End Date	Section 6.5Section 1.1(a)
Substantial Creditors	Section 6.6(b) (ii)
Superior Proposal	Section 6.5Section 1.1(h)

Defined Term	Section
Superior Proposal Information	Section 6.5Section 1.1(e)(i)
Superior Termination	Section 6.5Section 1.1(e)
Surviving Corporation	Section 2.1
Surviving Corporation Articles	Section 2.4(c)
Tail Insurance Premium	Section 6.11(b)
Tail Policy	Section 6.11(b)
Termination Fee	Section 8.3(b) (v)
Total Option Cash Payments	Section 3.3(a)
Total Warrants Cash Payments	Section 3.3(c)
Trademarks	Section 1.1
Transactions	Recitals
URLs	Section 1.1
Va'ad Ovdim	Section 6.6(b) (iii)
Voting Undertakings	Recitals
Withholding Tax Extension	Section 6.10(b) (i)

ARTICLE II

THE MERGER

                      Section 2.1.  The Merger.

Subject to the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, Merger Sub (as the target company (Chevrat Ha'Ya'ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha'Koletet)), the separate corporate existence of Merger Sub shall thereupon cease, the Company shall continue as the surviving company (sometimes hereinafter referred to as the "Surviving Corporation"), the Surviving Corporation shall continue to be governed by Israeli law and shall become a wholly owned Subsidiary of Parent and shall succeed to and assume all rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the Companies Law (other than as contemplated by this Agreement and the related Transactions).

                      Section 2.2. Closing.

Unless otherwise mutually agreed to in writing between the Parties, the closing of the Merger and the other Transactions (the "Closing") shall take place, subject to the terms and conditions of this Agreement, at the offices of Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Rd., Ramat Gan, Israel, at a time and date to be designated by the Parties which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree in writing. The date upon which the Closing actually occurs shall be referred to herein as the "Closing Date".

                      Section 2.3. Effective Time.

As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the "Companies Registrar") a notice of the contemplated Merger and the proposed date of the Closing in which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the "Merger Certificate") after notice that the Closing has occurred is served to the Companies Registrar. The Merger shall become effective upon issuance of the Merger Certificate by the Companies Registrar (the "Effective Time").

                      Section 2.4.  Effect of Merger.

At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, the following shall occur:

(a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation;

(b) all of the rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation;

(c) the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Corporation (the "Surviving Corporation Articles"), until duly amended as provided therein or by applicable Law; and

(d) the officers of Merger Sub shall be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their removal or resignation in accordance with the Surviving Corporation Articles.

                      Section 2.5.  Directors.

The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until their resignation or removal (as the case may be) in accordance with the Surviving Corporation Articles.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; PAYMENT

                      Section 3.1. Effect on Share Capital.

At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Cancellation of Company Shares. Each of the Company Shares held by the Company as dormant shares or held by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities.  Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a) hereof) shall be automatically converted into the right to receive the Per Share Merger Consideration.  Three (3) days prior to the Effective Time, the Company shall deliver to Parent the Company Certificate and any supporting documentation reasonably requested by Parent in order to validate and support the information set forth in the Company Certificate (including information that supports the receivables included in the Accounts Receivables Amount and the items set forth on the schedule of Transaction Expenses).  Subject to the parties being reasonably comfortable with the Accounts Receivables Amount and the amount of Transaction Expenses as of immediately prior to the Effective Time, the Per Share Merger Consideration shall be calculated pursuant to the information set forth in the Company Certificate and in accordance with the terms of this Agreement.  All Company Options and Company Warrants shall be treated in accordance with Section 3.3 hereof.

(c) Each Company Share to be converted into the right to receive the Per Share Merger Consideration as provided in Section 3.1(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the "Certificates") or book-entry shares ("Book-Entry Shares") which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2 of this Agreement, the Per Share Merger Consideration.

(d) Conversion of Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value of NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become fully paid ordinary shares, par value NIS 0.01 per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

(e) Adjustments. Without limiting the other provisions of this Agreement, including the adjustment provisions set forth in the definition of the Per Share Merger Consideration, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, or any stock dividend or stock distribution with a record date during such period, the Per Share Merger Consideration as provided in Section 3.1(b) shall be equitably adjusted to reflect such change.

                            (f) Minimum Per Share Merger Consideration. Subject to Section 8.1(f) herein and notwithstanding anything to the contrary hereunder, the Per Share Merger Consideration (after giving effect to any adjustment resulting from a Cash Deficiency Amount, if any, a Transaction Expenses Adjustment Amount, if any, and Cash Excess Amount, if any, but disregarding any other adjustment included in the definition of the term "Per Share Merger Consideration" and disregarding any adjustment under Section 3.1(e) above) shall in no event be less than US$2.90, without interest (the "Minimum Per Share Merger Consideration").

(g) Limitation of Adjustments. Notwithstanding anything to the contrary hereunder, including the adjustment provisions set forth in the definition of the Per Share Merger Consideration, the parties agree that to the extent that the Transaction Expenses Adjustment Amount, if any, is already reflected in the Cash Adjustment Amount, then the Transaction Expenses Adjustment Amount shall be equitably reduced so as to avoid any duplication of adjustments.

                      Section 3.2. Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a paying agent based in the United States (the "Paying Agent") reasonably acceptable to the Company for the payment of the Per Share Merger Consideration as provided in Section 3.1(b) and the payments with respect to Company Warrants as provided in Section 3.3(c). Immediately following the issuance of the Merger Certificate by the Companies Registrar, Parent shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares and Company Warrants, cash in an amount equal to the Total Share Merger Consideration and the Total Warrants Cash Payment (such Total Share Merger Consideration and the Total Warrants Cash Payment as deposited with the Paying Agent, the "Exchange Fund"). The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Company Warrants and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3(c). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1(b) and Section 3.3(c), except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail or otherwise transmit (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share or Company Warrant, which immediately prior to the Effective Time represented outstanding Company Shares or Company Warrants (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares or Company Warrants, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares or Company Warrants to the Paying Agent and which shall be in the form and have such other provisions as Parent, in consultation with the Company, may reasonably specify prior to the Closing, (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares or Company Warrants in exchange for the Per Share Merger Consideration payable for the number of Company Shares previously represented by such Certificate or Book-Entry Shares or in the case for Company Warrants in exchange for the consideration payable pursuant to Section 3.3 (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares or Company Warrants may be surrendered, and the applicable merger consideration in exchange therefor collected, by hand delivery) and (z) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli Tax purposes.

(c) Upon surrender of a Certificate (or affidavit of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) or Book-Entry Share or Company Warrant (or affidavit of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share or Company Warrant shall be entitled to receive in exchange therefor the consideration pursuant to Section 3.3 of this Agreement, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (i) the Paying Agent's receipt of the Exchange Fund or (ii) the Paying Agent's receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share or Company Warrant (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share or Company Warrant (or affidavit of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) or Book-Entry Shares or Company Warrants (or affidavit of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares or Company Warrants on the consideration payable to such holders pursuant to this Agreement.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares or Company Warrants for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Parent, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates (or affidavit of loss, prepared in accordance with the provisions of Section 3.4 hereof, in lieu thereof) or Book-Entry Shares shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims, rights or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Shares and Company Warrants in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively. Any interest or income produced by such investments will be payable solely to the Surviving Corporation or Parent, as Parent directs.

                      Section 3.3.   Company Options and Warrants.

(a) Company Options. By virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders thereof, at the Effective Time, each unexpired and unexercised Company Option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be converted into the right to receive an amount in cash (without interest) equal to the product of (A) the number of Company Shares previously subject to such Company Option, and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per Company Share previously subject to such Company Option, less any required deductions and withholding Taxes (in accordance with and subject to the Israeli Options Tax Ruling, if applicable) (the "Option Cash Payment", and the sum of all such Option Cash Payments, the "Total Option Cash Payments").  The amount of cash each holder of a Company Option is entitled to receive for the Company Option held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.  For the avoidance of doubt, as of the Effective Time, whether or not the Option Cash Payment to be paid to the holders thereof equals or is greater than zero (0), all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except for the right to receive the Option Cash Payment as set forth herein. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(a), including providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Parent shall cause the transfer to the account designated by the plan administrator (or such other appropriate Person agreed between the Parties) under the applicable plan of the Total Option Cash Payments, if any, which holders of Company Options are entitled to receive pursuant to this Section 3.3, accompanied with instructions with respect to the payment thereof.  As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Corporation, shall pay to each holder of a Company Option the corresponding Option Cash Payment. All payments with respect to Company 102 Options, as set forth on a schedule to be provided by the Company on or prior to the Closing Date (the "102 Schedule"), shall be delivered by the Company to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Legal Requirements (including, without limitation, the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements (including the Israeli Options Tax Ruling, if applicable) with respect to the payment in respect to Company 102 Options.

(c) Company Warrants.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders thereof, each unexpired and unexercised Company Warrant outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount of cash equal to (i) the Per Share Merger Consideration multiplied by the number of Company Shares issuable upon the exercise of such Company Warrant, less (ii) the aggregate exercise price of such Company Warrant; such payments to be made without interest and less applicable deductions and withholding at the time of payment (in accordance with and subject to the Israeli Withholding Tax Ruling, if applicable). The amount of cash each holder of Company Warrants is entitled to receive for the Company Warrants held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Warrants held by such holder.  The total amount of cash payable for all Company Warrants shall be referred to herein as "Total Warrants Cash Payment".  As of the Effective Time, all Company Warrants shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Warrant shall cease to have any rights with respect thereto, except as set forth herein.

                      Section 3.4. Lost Certificates.

Notwithstanding anything to the contrary hereunder, if any Certificate (including any Certificate for Company Warrants) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and if required by the Surviving Corporation, an indemnity against any claim that may be made against it with respect to such Certificate as well as, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate), the Paying Agent will (and Parent will instruct the Paying Agent to) issue in exchange for such lost, stolen or destroyed Certificate the applicable merger consideration to which the holder thereof is entitled pursuant to this Article III.

                      Section 3.5. Transfers; No Further Ownership Rights.

After the Effective Time, there shall be no registration of transfers on the share transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time. If valid Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the applicable merger consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

                      Section 3.6. Withholding Tax.

Each of Parent, the Surviving Corporation, and subject to the provisions of Section 3.3, the 102 Trustee, the Paying Agent and Subsidiaries of the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Options and Company Warrants the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the "Ordinance"), or any other applicable state, local, Israeli or foreign Tax law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling; (ii) in the event a Withholding Tax Extension is obtained, the parties shall fully comply with the provisions of any such Withholding Tax Extension; and (iii) in the event any holder of record of Company Shares, Company Options, Company Warrants or Book Entry Shares provides Parent or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the aggregate consideration payable to such holder in a form reasonably satisfactory to Parent, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the aggregate consideration payable to such holder of record of Company Shares, Company Options, Company Warrants or Book Entry Shares shall be made only in accordance with the provisions of such approval. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation, the 102 Trustee, applicable plan administrator or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Options or Company Warrants in respect of which such deduction and withholding was made by the Parent, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof that, except (i) other than in the case of the representations and warranties set forth in Section 4.2(a), facts and statements on the legal consequences of such facts that are disclosed in the Company SEC Documents (as defined below) and publicly available prior to the date of this Agreement (but excluding statements of a general nature and statements with respect to any projections, forward-looking statements and risk factors (other than facts and statements on the legal consequences of such facts, not general in nature that are set forth in those risk factors) or (ii) as set forth in the disclosure schedule (the "Company Disclosure Schedule") delivered by the Company to Parent prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

                      Section 4.1. Organization; Qualification.

(a) The Company and each of its Subsidiaries is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company has made available to Parent true and complete copies of its Memorandum of Association and Articles of Association (together, the "Company Charter Documents") and the certificate of incorporation and bylaws (or similar organizational documents) of each of its Subsidiaries.

(b) The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

                      Section 4.2. Capitalization.

(a) The authorized share capital of the Company is Eighteen Million Three Hundred and Eighteen Thousand One Hundred Ninety-Five Point Five NIS (NIS 18,318,195.5) divided into 30,000,000 Company Ordinary Shares, of which 16,130,428 Company Ordinary Shares are issued and outstanding as of the date hereof, and Six Million Six Hundred and Thirty-Six Thousand Three Hundred and Ninety-One (6,636,391) Company Preferred Shares, of which 2,809,116 Company Preferred Shares are issued and outstanding as of the date hereof, and which by their terms are convertible on a one to one basis into 2,809,116 Company Ordinary Shares.  As of the date hereof, 353,000 Company Ordinary Shares are issuable upon the exercise of Company Options (whether vested or not) to purchase Company Shares under the Company's 2004 Equity Incentive Plan and 2,224,338 Company Ordinary Shares are issuable upon the exercise of Company Warrants.  All outstanding shares of capital stock of the Company and all Company Shares issuable upon exercise and conversion of Company Options and Company Warrants have been, and in the case of Company Options and Company Warrants will be upon issuance, duly authorized and validly issued and are and will be fully paid and nonassessable, and have not been issued, and with respect to all Company Shares issuable upon exercise and conversion of Company Options and Company Warrants will not be issued, in violation of any preemptive or similar rights. Except as set forth above in this Section 4.2(a), and for changes since such date resulting from the exercise of Company Options or Company Warrants outstanding on such date in accordance with their terms, there are no outstanding (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or other securities of the Company or (z) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any Person or entity the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company. There are no outstanding obligations of the Company or any of the Company's Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company's Subsidiaries or to vote or to dispose of any shares of the capital stock of the Company or any of the Company's Subsidiaries.

(b) Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Option and Company Warrant, the holder thereof, the grant or issuance date, expiration date, the number of Company Shares issuable thereunder, if applicable, the exercise price and the vesting schedule thereof. Neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any individual or entity.  True and correct copies of each Company Option Plan and forms of option grants, agreements and instruments relating to or issued under each Company Option Plan have been made available to Parent.  Except for any existing Company Option Plans listed on Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has adopted, sponsored or maintained any stock option plan or any other plan, agreement or arrangement providing for equity compensation to any Person.  All Company Options have been granted or issued in compliance with all applicable Laws in all material respects.  All Company Warrants have been granted or issued in compliance with all applicable Laws.  All Company Options and Company Warrants which are not exercised prior to the Closing shall have been cancelled or terminated by virtue of the Closing as set forth in Section 3.3 hereof and shall have no force and effect as of the Effective Time and thereafter.

(c) Section 4.2(c) of the Company Disclosure Schedule lists each Subsidiary of the Company and the capitalization of each such Subsidiary. All the outstanding shares of capital stock (or other securities having by their terms voting power to elect directors or others performing similar functions) of each such Subsidiary are owned by the Company, by another wholly owned Subsidiary of the Company or by the Company and another wholly owned Subsidiary of the Company, free and clear of all Encumbrances (other than Encumbrances under applicable securities Laws and under their respective organizational documents), and are duly authorized, validly issued, fully paid and nonassessable. There are no (i) securities convertible into or exchangeable for shares of capital stock or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any entity. The Company is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

                      Section 4.3. Authority.

The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other Transactions have been duly authorized by necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the other Transactions, other than assuming the accuracy of the representations set forth in Section 5.5 below, the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable (assuming the due execution, delivery and performance of this Agreement by each of Parent and Merger Sub) against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                      Section 4.4.  Consents and Approvals; No Violations; Voting.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign or domestic governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, "Governmental Authority") other than (i) the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor ("OCS") informing the OCS as to the occurrence of the change in ownership of the Company to be effected by the Merger and the execution and delivery by Parent of an undertaking in the customary form published by the OCS, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry & Labor (the "Investment Center") of the change in ownership of the Company to be effected by the Merger, (iv) notification to Nasdaq upon consummation of the Merger in compliance with the rules and regulations of Nasdaq, (v) obtaining the Israeli Withholding Tax Ruling and, only if any Option Cash Payment is due hereunder, the Israeli Options Tax Ruling, (vi) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority under applicable U.S. or foreign competition, antitrust or merger control Laws ("Antitrust Requirements"), and (vii) those set forth on Section 4.4 of the Company Disclosure Schedule (clauses (i) through (vii), collectively, the "Governmental Consents") and (viii) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action would not have, individually or in the aggregate, a material effect on the Company and its Subsidiaries, taken as a whole, and would not materially affect the ability of the Parties to consummate the Merger within the time frame in which, and in accordance with the terms and conditions upon which, the Merger would otherwise be consummated in the absence of the need for such filing, registration, notification, authorization, permit, consent or approval.  No Subsidiary of the Company is required to make any independent filings with the SEC, the Nasdaq or any stock exchange.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) conflict with or result in any breach of any provision of the Company Charter Documents or any similar organizational documents of any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, lease, license, permit, concession, franchise, purchase order, sales order contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any statute, law, ordinance, rule or regulation of any Governmental Authority applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii) or (iii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have, individually or in the aggregate, a material effect on the Company and its Subsidiaries, taken as a whole.

(c) Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of a majority of the voting power of the (i)  Company Shares present and voting thereon, except abstentions, at the Company General Meeting, (ii) Company Ordinary Shares present and voting thereon, except abstentions, at the Company Ordinary Class Meeting, or any adjournment or postponement thereof, at which a quorum is present, and (iii) Company Preferred Shares present and voting thereon, except abstentions, at the Company Preferred Class Meeting, or any adjournment or postponement thereof, at which a quorum is present, is the sufficient vote necessary to approve the Merger (the "Company Shareholder Approval"). Other than in an adjourned meeting, the quorum required for holding the Company General Meeting is at least two holders of Company Shares (not in default in payment of any sum referred to in Article 32(a) of the Company’s Articles of Association, as amended), present in person or by proxy, and holding Company Shares conferring in the aggregate one third of the voting power of the Company; the quorum required for holding a Company Ordinary Class Meeting is at least two holders of the Company Ordinary Shares, present in person or by proxy, and holding Company Ordinary Shares conferring in the aggregate one third of the voting power of the Company Ordinary Shares; and  the quorum required for holding a Company Preferred Class Meeting is at least two holders of the Company Preferred Shares, present in person or by proxy, and holding Company Preferred Shares conferring in the aggregate one third of the voting power of the Company Preferred Shares.  No statutory vote of: (i) any creditor of the Company, (ii) any holder of any Company Options or Company Warrants or (iii) any shareholders of the Company's Subsidiaries (in each case, in their capacity as such), is necessary in order to approve this Agreement and the Transactions, or to approve or permit the consummation of the Merger and the Transactions.

                      Section 4.5. SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, proxy statements and other statements, reports, schedules, forms, certifications and other documents required to be filed, furnished or delivered by the Company under the Securities Act, the Exchange Act and applicable rules and regulations of the SEC thereunder required to be filed, furnished or delivered by it since January 1, 2007 (collectively, the "Company SEC Documents"). The Company SEC Documents and the information included therein, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the applicable rules and regulations of the SEC thereunder. The Company is, and has at all times since January 1, 2007 been, in material compliance with the applicable listing, maintenance and other rules and regulations of the Nasdaq and has not received any notice from the Nasdaq asserting any non-compliance with any of such rules and regulations.

(b) As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, comply in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount) and, in accordance with GAAP, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.   The Company does not intend to restate or correct, nor, to the Company's actual Knowledge, is there any basis, facts or circumstances that would reasonably be expected to result in any restatement or material correction of, the Company's financial statements included in the Company SEC Documents.  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with all applicable legal and accounting requirements, and the Company's financial statements are consistent with such books and records. As of May 31, 2010, the aggregate Cash of the Company and its Subsidiaries on a consolidated basis is US$29,135,452.

(c) The Company is, and to the Company's Knowledge it should continue to be until Closing, a "foreign private issuer" as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

(d) Except (a) as reflected or reserved against in the Company's financial statements (as restated, or the notes thereto) included in the Company SEC Documents filed with or furnished to the SEC and publicly available prior to the date of this Agreement, (b) liabilities or obligations incurred since the date of such financial statements in the ordinary course of business consistent with past practice and do not result from any breach of Contract, tort or violation of any applicable Legal Requirements, and (c) liabilities contemplated by this Agreement in connection with the Merger and the other Transactions, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

(e) To the Company's Knowledge, neither the Company nor any of its directors or executive officers, in their capacity as such, is under any inquiry, investigation or similar process by the SEC or Nasdaq.

                    (f) To the Company's Knowledge, the Company's auditor has at all times since the date of enactment of the Sarbanes Oxley Act been "independent" with respect to the Company within the meaning of Regulation S-X under the Exchange Act.  All non-audit services (as defined in Section 2(a)(8) of the Sarbanes Oxley Act) performed by the Company's auditors for the Company Group were approved as required by Section 202 of the Sarbanes Oxley Act.

                      Section 4.6. Absence of Certain Changes or Events.

Since December 31, 2009 through the date of this Agreement (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, (b) there has not been any Material Adverse Effect, and (c) there has not been any (i) damage to, or destruction or loss of, any material asset of the Company or any Subsidiary, (ii) any revaluation of any material assets (whether tangible or intangible) of the Company or any Subsidiary, or (iii) change in any material election in respect of Taxes, adoption or change in any material accounting method in respect of Taxes, agreement or settlement of any material claim or assessment in respect of Taxes.

              Section 4.7.Information Supplied.

None of the information supplied by the Company for inclusion or incorporation by reference in any document to be sent to the Company's shareholders in connection with the Company Shareholders' Meetings at the time furnished (as amended or supplemented) or at the time of the Company Shareholders' Meetings in connection with the Transactions will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing for inclusion in any such document.

                       Section 4.8.Employee Matters and Benefit Plans.

(a) Section 4.8(a)(i) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Company Employee Plan, and Section 4.8(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Employment Agreement with all Employees (other than directors), setting forth (a) job title or position; (b) location; (c) base salary and target bonus opportunity for 2010 (if applicable); (d) accrued but unused vacation time and/or PTO; and (e) any applicable commission rate or opportunity.  The Company has provided or made available to Parent an accurate and true list of all Persons (other than vendors to the Company or its Subsidiaries) that (i) have the title of vice president or higher in the Company or (ii) have a current consulting or advisory or independent contractor relationship with the Company or its Subsidiaries that is subject to ongoing gross payment obligations (excluding bonuses or commission of such Person) to such Person in excess of US$100,000 per year (each, "Key Employee").  If required by applicable law, each of the Company and its ERISA Affiliates has classified all individuals who perform services for it correctly under the Company Employee Plans, ERISA and the Code as common law employees, independent contractors or leased employees.  Other than as set forth in Section 4.8(a)(i) of the Company Disclosure Schedule, the Company does not have any commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employment Agreement with any Key Employee (except to the extent required by Legal Requirement or to conform any such Company Employee Plan or Employment Agreement to the requirements of any applicable Legal Requirement, in each case as previously disclosed to Parent in writing or as required by this Agreement), or to adopt or enter into any Company Employee Plan. Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate is obligated to provide an Employee with any compensation or benefits pursuant to an agreement with a former employer of such Employee.

(b) The Company has provided or made available to Parent copies of: (i) all documents reflecting the material terms of each Company Employee Plan and each Employment Agreement with all Key Employees, including all amendments thereto, including, in the case of any Company Option Plan, the form of all agreements evidencing any outstanding Company Options; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan or any International Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, with respect to each Company Employee Plan, if any; (v) all determination, opinion, notification and advisory letters from the United States Internal Revenue Service (the "IRS") with respect to any Company Employee Plan or any International Employee Plan since January 1, 2007; (vi)  all material correspondence since January 1, 2007 to or from any Governmental Authority relating to any Company Employee Plan; (vii) all prospectuses prepared in connection with each Company Employee Plan; and (viii) any Governmental approvals held by the Company or any ERISA Affiliate which enable it to employ foreign  employees or employees from "territories" currently administered by Israel. Neither the Company nor any ERISA Affiliate has (x)  ever sponsored or contributed to a plan intended to be governed by Section 401(k) of the Code, or (y) within the six years preceding the date of this Agreement, sponsored or contributed to a plan intended to be qualified under Section 401 of the Code.

(c) The Company or the applicable ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no Knowledge of any material default or violation by any other party to, each Company Employee Plan and Employment Agreement, and each Company Employee Plan and Employment Agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Legal Requirements, including ERISA and the Code. As of the date hereof, there are no actions, suits or claims pending, or, to the Company's Knowledge, threatened or reasonably anticipated against any Company Employee Plan or Employment Agreement or against the assets of any Company Employee Plan, except for claims for benefits in the ordinary course of business. As of the date hereof, there are no audits, inquiries or proceedings pending or, to the Company's Knowledge, threatened by the IRS, United States Department of Labor or any other Governmental Authority with respect to any Company Employee Plan.

(d) Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any "multiemployer plan", as defined in Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as described in Section 210 of ERISA), or any "funded welfare plan" within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company's Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status, except such events, conditions or circumstances which could be corrected without the Company incurring a material liability. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(e) No Company Employee Plan provides, or reflects or represents any liability material to the Company and its Subsidiaries taken as a whole to provide post-termination life, health or other welfare benefits to any Person for any reason, except as may be required by Section 601 through 608 of ERISA or other applicable statute.

(f) The Company and each ERISA Affiliate: (i) is not liable for any arrears of wages or penalties with respect thereto, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Each current Employee who resides in the United States of America is an "at-will" employee, subject to the termination notice provisions included in Employment Agreements as set forth in Section 4.8(f) of the Company Disclosure Schedule or applicable Legal Requirements.

(g) As of the date hereof, no work stoppage or labor strike against the Company or any Subsidiary of the Company is pending, or to the Company's Knowledge, threatened. The Company does not have Knowledge of any material activities or proceedings of any labor union to organize any Employees. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act.  Except as a result of extension orders applicable to all employees in a certain jurisdiction, neither the Company nor any Subsidiary of the Company is presently, nor has it been in the preceding five years, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any Subsidiary of the Company.

(h) Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by Legal Requirements that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities of the Company or any of its Subsidiaries that have not been fully accrued on the Company's latest balance sheet included in the Company SEC Documents. Except as required by Legal Requirements, no condition exists in any International Employee Plan that would be reasonably expected, following the Effective Time, to prevent the Surviving Corporation, its Subsidiaries or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Surviving Corporation or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(i) Solely with respect to Employees who work in Israel ("Israeli Employees"): (i) except as a result of such extension orders applicable to all employees in Israel, neither the Company nor any Subsidiary of the Company is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Subsidiary of the Company has or is subject to, and no Israeli Employee of the Company or any Subsidiary of the Company benefits from, any extension order (tzavei harchava), (ii) all of the Israeli Employees are "at will" employees subject to the termination notice provisions included in Employment Agreements or applicable Legal Requirements, including such provisions that apply to  Employees or any part thereof under any applicable collective agreement or arrangement, (iii) the Company's or the applicable Subsidiary of the Company's obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law and vacation pursuant to the Israeli Annual Leave Law, 1951 and any Employment Agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company's financial statements and the Company does not apply the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay, and (iv) the Company and the Subsidiaries of the Company are in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). The Company and its Subsidiaries have not engaged any Israeli Employees whose employment would require approvals from Governmental Authorities, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law. "Israeli Employee" shall not include consultants, sales agents and other independent contractors. All of the Israeli Employees are terminable by the Company on 30 days' notice or less, subject to the provisions of any Legal Requirement. All amounts that the Company and its Subsidiaries are legally or contractually required either (i) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (ii) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been deducted, transferred, withheld and paid in all material respects (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice)

                      Section 4.9.Contracts.

(a) Except as set forth in Section 4.9 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts (to the extent such Contracts are still in force):

(i)  any consulting or services Contract with any consultant (other than any Employment Agreement) that is not terminable by the Company upon 60 days' notice or less or that provides for an annual salary or other compensation in excess of US$100,000;

(ii) any Contract whereby the Company or any of its Subsidiaries has assumed any obligation of, or duty to warrant, indemnify, reimburse, hold harmless or guaranty any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries), other than any Contract entered into in connection with the sale, license or purchase of products or services in the ordinary course of business;

(iii)  any Contract containing any covenant limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights), "most favored nation" status or "most favored pricing" rights, or limiting, in any material respect, the Company's right to acquire assets, securities or services of any third parties;

(iv) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's Subsidiaries, which imposes on the Company or any of its Subsidiaries ongoing obligations (other than confidentiality obligations) that remain in effect as of the date hereof;

(v)  any material dealer, distribution, sales representative, value added remarketer or reseller, sales consultant, sales promotion and marketing Contract, and other Contract for use or distribution of the Company Product;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, but excluding, for the avoidance of doubt, any performance guarantees or letters of credit issued in connection with the sale, license or purchase of products or services in the ordinary course of business, consistent with past practice;

(vii) any Contract that contains any put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets outside of the ordinary course of business;

(viii) any material settlement agreement under which the Company or any of its Subsidiaries has material ongoing obligations;

(ix)   any Contract under which the Company or any of its Subsidiaries has any liability, except as required by applicable Law, for the payment of any amount of Taxes of any other Person pursuant to an express obligation to indemnify that other Person with respect to such amounts, but excluding any such liability already taken into account by the Company and reflected in its calculation of the pricing of the project with respect to which the Company engaged such Person;

(x)    any Contract with a Governmental Authority excluding any Contracts for utilities provided by any such Governmental Authority or customer Contracts with foreign telecommunication companies owned, in whole or in part, by the local Governmental Authority;

(xi)   any Contract required to be disclosed in Section 4.16 and Section 4.17 of the Company Disclosure Schedule or any subsections thereof and with any Significant Customer or with any Significant Supplier;

(xii)  any Contract under which the Company or its Subsidiaries have continuing material obligations to jointly market any product, technology or service, or any Contract pursuant to which the Company or its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or its Subsidiaries;

(xiii)  each lease for personal property involving in each case payments by the Company or any of its Subsidiaries in excess of US$50,000 annually (including capitalized leases) and each real property lease; and

(xiv)  any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining monetary obligations in excess of US$150,000 over the term thereofor that has a term of more than one year and that may not be terminated by the Company or its Subsidiary within 60 days without penalty, except for confidentiality or nondisclosure agreement entered into in the ordinary course of business consistent with past practice.

(b) Each Contract required to be disclosed under this Section 4.9 shall be referred to as a "Company Contract".  Neither the Company nor any of its Subsidiaries, nor to the Company's Knowledge any other party to, any Company Contract, is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract which has not been cured.  Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company's Knowledge, the other parties thereto, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The Company has made available to the Parent true and complete copies of all Company Contracts that are in effect on the date of this Agreement.

                      Section 4.10. Litigation.

There is no suit, claim, action, proceeding or, to the Company's Knowledge, investigation, pending before any Governmental Authority or any other dispute resolution mechanism, or, to the Company's Knowledge, threatened by or against the Company or any of its Subsidiaries or any of its directors, officers or Key Employees in their capacities as such, nor, to the Company's Knowledge, is there any reasonable basis therefore, in each case, except as would not have an effect which is material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries, nor any of their assets or properties are subject to any outstanding order, writ, judgment, decree, injunction or settlement of or with any Governmental Authority that has any current effect on the Company or its Subsidiaries, except for any orders, writs, judgments, decrees, injunctions or settlements of general applicability. There has not been, since January 1, 2007, nor are there currently, any internal investigations being conducted by the Company, the Company's Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, other than routine audits or reviews performed by the Company's internal auditor in the ordinary course of business.

                      Section 4.11. Compliance with Applicable Law.

The Company and its Subsidiaries hold all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted and to own their assets and properties (the "Company Permits"), except for failures to hold such Company Permits that would not have a Material Adverse Effect.  The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits. The businesses of the Company and its Subsidiaries have been and are being conducted in compliance any applicable Law, except for violations that are not material to the Company and its Subsidiaries, taken as a whole.

                      Section 4.12.Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all U.S. federal, state, local, Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes ("Returns") required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects. The Company and each of its Subsidiaries have paid all Taxes shown on such Returns that are due.

(b) The Company and each of its Subsidiaries (i) has paid or, in accordance with GAAP, accrued all Taxes it is required to pay or, in accordance with GAAP, accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all Taxes and other material deductions required to be withheld and has, within the time and in the manner required by Legal Requirements, paid such withheld amounts to the proper governmental authorities. As of December 31, 2009, neither the Company nor any Subsidiary had any material liability for unpaid Taxes which have not been accrued or reserved on the 2009 balance sheet, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any Subsidiary has incurred any liability for Taxes since December 31, 2009 other than in the ordinary course of business.

(c) No material Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries by any Governmental Authority, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any Tax.

(d) No audit or other examination of any Return of the Company or any of its Subsidiaries is, to the Company's Knowledge, currently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination, nor is any Tax authority (including for these purposes the Investment Center with respect to the Company's status as an "Approved Enterprise" under the Israeli Law for the Encouragement of Capital Investment, 5719-1959) asserting in writing, or to the Company's Knowledge, threatening in writing to assert, against the Company or any of its Subsidiaries any claim for Taxes.

(e) No adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to Taxes has been made within the last five years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries: (i) is a member of an affiliated group filing a consolidated Return, (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes); or (iii) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, Israeli or other foreign Legal Requirements) as a transferee or successor, by contract or otherwise. All intercompany payments made to or by and among the Company and any of the Subsidiaries have been calculated in all material respects in accordance with the provisions of applicable Legal Requirements, and the Company Group has obtained and maintained documentation with respect to such payments meeting the requirements of applicable Law, if such mandate the same, in all material respects.

(g) There are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, as disclosed in Section 4.12(g) of the Company Disclosure Schedule.

(h) Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code: (i) in the two years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(i) To the Company's Knowledge it qualifies as an Industrial Company according to the meaning of that term in The Law for the Encouragement of Industry (Taxes), 5729-1969, and the consummation of the Merger will not have any material and adverse effect on such qualification as an Industrial Company.  The status of the Company as an Industrial Company has never been questioned or challenged in writing by the Israeli Tax Authorities.

(j)  (A) The Company has been granted "Approved Enterprises" status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959). To the Company's Knowledge, it is in compliance in all material respects with all terms and conditions stipulated by such law, regulations published thereunder and the instruments of approval for the specific investments in the "approved enterprise" and (B) each of the Company and its Subsidiaries is in compliance in all material respects with all terms and conditions of any ruling of any Tax authority that applies to the Company, the Surviving Corporation or any Subsidiary for any taxable period (or portion thereof) ending after the Closing Date.

(k) Section 4.12(k) of the Company Disclosure Schedule lists each material Tax incentive, subsidy or benefit granted to or enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied with all material Israeli Legal Requirements to be entitled to claim such incentives, subsidies or benefits. To the Company's Knowledge, subject to receipt of the approval of the Investment Center and other Governmental Consents required as explicitly set forth herein and to compliance by the Surviving Company with applicable Legal Requirements, consummation of the Merger will not materially adversely affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or require any recapture of any previously claimed incentive, subsidy or benefit and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger and the Transactions in order to preserve the rights of the Surviving Corporation or any of its Subsidiaries to any such incentive, subsidy or benefit.

                      Section 4.13.  Property.

(a) The Company and each of its Subsidiaries has valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except (a) such Encumbrances or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby, and (b) Permitted Encumbrances. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property, Intellectual Property Rights or other intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries lease from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its Subsidiaries or, to the Company's Knowledge, any other party (or any event which with notice or the lapse of time, or both, would constitute a material default and in respect of which the Company or any of its Subsidiaries has not taken adequate measures to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole.

(b) Neither the Company nor any Subsidiary thereof owns any real property. The Company is the lawful leaseholder (or is entitled to be registered as such with the Israeli Land Administration) of the real properties described in Section 4.13(b) of the Company Disclosure Schedule (the "Leased Property"). Section 4.13(b) of the Company Disclosure Schedule contains a list of the Leased Properties, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and administration fees payable under any such lease.

                      Section 4.14. Environmental.

(a) Except as would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Laws, (ii) to the Company's Knowledge, no material amount of Hazardous Substances are present at or have been disposed on or released or discharged from, onto or under any of the properties currently owned, leased, operated or otherwise used by the Company or its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), (iii) to the Company's Knowledge, no material amount of Hazardous Substances was present at or disposed on or released or discharged from, onto or under any of the properties formerly owned, leased, operated or otherwise used by the Company or its Subsidiaries during the period of ownership, lease, operation or use by Company or its Subsidiaries, (iv) neither the Company nor any Subsidiary is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party, (v) neither the Company nor any Subsidiary has received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary is or may be in violation of or liable under any Environmental Law which has not been cured prior to the date hereof, and (vi) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other directive of any governmental authority or is subject to any indemnity agreement with any Person relating to Hazardous Substances.

(b) As used herein, the term "Environmental Law" means any international, national, provincial, regional, federal, state, municipal or local law, regulation, order, judgment, decree, permit, authorization, opinion, common or decisional law (including, without limitation, principles of negligence and strict liability) or agency requirement relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health of human or other living organisms, including, without limitation, the manufacture, introduction into commerce, export, import, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

(c) As used herein, the term "Hazardous Substance" means any element, compound, substance or other material (including any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance, or product) that is listed, classified or regulated pursuant to any Environmental Law, including, without limitation, any petroleum product, by-product or additive, asbestos, presumed asbestos-containing material, asbestos-containing material, medical waste, chlorofluorocarbon, hydrochlorofluorocarbon, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

                      Section 4.15. Insurance.

Section 4.15 of the Company Disclosure Schedule lists all material insurance policies held by or on behalf of the Company or its Subsidiaries, including the names of the insurers, the principal insured and each named insured, the policy number and period of coverage, the type of interest and asset covered by the insurance policy, the annual premiums and the amount of any deductible. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule include all policies of insurance that are required by material commercial contracts relating to the Company or any of its Subsidiaries, in the amounts required under the respective contracts. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule are in full force and effect, all premiums due and payable thereon have been paid and no written notice of cancellation or termination has been received and is still in force with respect to any such policy. The insurance policies referred to in this Section 4.15 will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the other Transactions.

                      Section 4.16. Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and correct list as of the date of this Agreement of all Registered Intellectual Property Rights owned by the Company or its Subsidiaries.

(b) The Company and its Subsidiaries are the sole and exclusive owners of the Company-Owned Intellectual Property Rights, free and clear of all Encumbrances other than Permitted Encumbrances.  Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company Intellectual Property Rights comprise all the Intellectual Property Rights that are necessary in order to conduct the business of the Company and its Subsidiaries as currently conducted.

(c) Subject to Section 4.16(e) and except as would not be material to the Company and its Subsidiaries taken as a whole, (i) all Intellectual Property Rights in works of authorship and all other materials subject to copyright protection, including, computer software, documentation, software design, technical and functional specifications, and in all other materials subject to copyright protection, that are being or have been used by the Company or its Subsidiaries or are or have been included or embedded in any Company Products (1) were either created by employees of the Company or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or, all right, title and interest in and to such works of authorship have been legally and fully assigned and transferred to the Company or its Subsidiary, as applicable, without any remaining obligation to pay any royalties or other consideration or (2) are or were, as the case may be, lawfully and validly licensed from third parties for use as currently or was used, as applicable, by the Company and its Subsidiaries, (ii) all Intellectual Property Rights in all inventions and discoveries, made, developed or conceived by any employee or independent contractor of the Company or of any of its Subsidiaries, within the scope of their employment (or other retention) by the Company or its Subsidiary, as applicable, have been duly and validly assigned in writing to the Company or its Subsidiary, as applicable, to the extent that unrestricted ownership of any such Intellectual Property Rights do not vest in the Company or its Subsidiary, as applicable, by operation of Law, and (iii) all employees and independent contractors of the Company and its Subsidiaries involved in material development activities have signed documents confirming that each of them will assign to the Company or its Subsidiary, as applicable, all Intellectual Property rights made, written, developed or conceived by them within the scope of their employment (or other retention) by the Company or its Subsidiary.

(d) Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries has taken reasonable precautions to protect the secrecy, confidentiality and value of such material know-how and/or trade secrets, and former and current employees of the Company and its Subsidiaries have executed written agreements with the Company or one of its Subsidiaries designed to protect the confidentiality of the Company-Owned Intellectual Property Rights, and to the Company's Knowledge, no employee of Company, the Company or its Subsidiaries is in violation or breach of any term of any such written agreements that would impair materially the Company Intellectual Property.

(e) (i)(1) None of the Company-Owned Intellectual Property, nor the conduct of the Company's or its Subsidiaries' business, infringes upon or misappropriates the Intellectual Property Rights of any other Person, nor, to the Company's Knowledge, is infringed upon or misappropriated by any other Person or its property, and (2) none of the Company or any of its Subsidiaries has received during the past three (3) years any written claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Company-Owned Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, infringes upon, misappropriates or otherwise violates the Intellectual Property Rights of any third parties; (ii) to the Company's Knowledge, there has been no unauthorized use by, unauthorized disclosure to or by or infringement, misappropriation or other violation of any of the Company-Owned Intellectual Property Rights by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of the Company or any of its Subsidiaries; and (iii) except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (1) none of the Company-Owned Intellectual Property Rights is currently the subject of any suits, actions, or written claims or demands of any third party and no action or proceeding, whether judicial, administrative or otherwise, has been instituted and is pending or, to the Company's Knowledge, threatened that challenges or affects the Company Intellectual Property Rights and, to the Company's Knowledge, there is no such claim, demand, action or proceeding by a third party that is pending but unasserted against the Company or its Subsidiaries with respect to any of the Company-Owned Intellectual Property Rights, and (2) none of the Company or any of its Subsidiaries has received during the past three (3) years any formal written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Intellectual Property Rights.

(f) (i) All registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property Rights owned by the Company and its Subsidiaries are in full force and effect and, except for such defects as would not have a material effect on the Company or any of its Subsidiaries, valid; (ii) the Company and each of its Subsidiaries is in compliance with all material applicable government regulations regarding the manufacture, advertising, sale, import, and export of the Intellectual Property and products incorporating or made using the Intellectual Property; and (iii) there are no restrictions on the direct or indirect transfer of any license, or other contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Company Intellectual Property Rights, or any interest therein, held by and material to the Company and its Subsidiaries, except as may be contained in any such license, or other contract or agreement; and (iv) none of the Company or any of its Subsidiaries is in default (nor with the giving of notice or lapse of time or both, would be in default) under any material license, or any other material contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use the Company Intellectual Property Rights.

(g) Section 4.16(g) of the Company Disclosure Schedule lists all contracts, licenses and agreements pursuant to which a third party has licensed or granted any right to the Company or its Subsidiaries in any Intellectual Property or Intellectual Property Rights, other than (i) "off the shelf" software (ii) immaterial non-exclusive licenses and agreements in the ordinary course of business, (iiii) licenses incidental to the sale of hardware, and (iv) non-disclosure agreements entered into in the ordinary course of business.

(h) Section 4.16(h) of the Company Disclosure Schedule lists all contracts, licenses, cross-licenses and agreements pursuant to which the Company or its Subsidiaries have granted or provided any third party any rights or licenses to any Company Intellectual Property, other than (i) non-disclosure agreements entered into in the ordinary course of business, and (ii) licenses in connection with the sale of the Company Products to end users that have been entered into in the ordinary course of business.

(i) Section 4.16(i)(A) of the Disclosure Schedule lists all Company Products that contain, include or constitute Open Source. Section 4.16(i)(B)  of the Disclosure Schedule lists all items of the Company-Owned Intellectual Property Rights which were developed with (x) funding, facilities or resources provided by or are subject to material restriction, constraint, control, supervision, or limitation imposed by any Governmental Entity or quasi-Governmental Entity, or (y) funding, facilities or resources provided by or are subject to material restriction, constraint, control, supervision, or limitation imposed by a university, college, educational institution, research center, foundation or similar institution (collectively, an "Institution").  All Company-Owned Intellectual Property Rights are freely transferable, conveyable, and/or assignable by the Company, without any material restriction, constraint, control, supervision, or limitation imposed by any Governmental Entity or quasi-Governmental Entity.

                                  (j) Neither the Company, its Subsidiaries, nor any other Person acting on any of their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code that is Company-Owned Intellectual Property. To the Company's Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, its Subsidiaries or any Person acting on their behalf to any Person of any Source Code that is Company-Owned Intellectual Property.  Section 4.16(j) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited with an escrow agent or any other Person, any Source Code that is Company-Owned Intellectual Property.  With respect to each Contract listed in Section 4.16(j) of the Company Disclosure Schedule pursuant to which the Company has deposited any Source Code that is Company-Owned Intellectual Property, neither the Merger nor any of the other Transactions, will result in the release from such escrow of such Source Code.

                      Section 4.17.Insider Interests.

None of the executive officers or directors of the Company and its Subsidiaries, or, to the Company's Knowledge, shareholders holding five percent (5%) or more of the Company's outstanding voting power (other than shareholders that are financial institutions), nor any immediate family member of the foregoing, has any direct or indirect ownership or other material interest in, or is an officer or director of, any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an "interest in any entity" for purposes of this Section 4.17.  None of the executive officers or directors of the Company, or shareholders holding five percent (5%) or more of the Company's outstanding voting power, or, to the Company's Knowledge, any member of their immediate families, is a party to any material Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary's respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director, employee or consultant thereof.  To the Company's Knowledge, none of the foregoing persons, has any interest in any material property, real or personal, tangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company and its Subsidiaries.

                      Section 4.18. Brokers.

No broker, investment banker or financial advisor or other Person, other than Oppenheimer & Co. Inc., is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

                      Section 4.19.Opinion of Financial Advisor.

The Company has received the written opinion of Oppenheimer & Co. Inc., dated as of June 8, 2010, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be received by the Company's shareholders is fair, from a financial point of view, to such shareholders, a signed copy of which opinion will be made available to Parent promptly following its receipt for informational purposes only. It is agreed and understood that such opinion is solely for the benefit of the Company’s Board of Directors and may not be relied upon, referred to, quoted or disclosed by Parent or Merger Sub in any way or manner.

                      Section 4.20. Board Approval.

The Board of Directors has (i) determined that this Agreement, the Merger and the Transactions are fair to and in the best interests of the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions (the "Recommendation").

                      Section 4.21. Inapplicability of Certain Statutes and Rights Plans.

(a) Other than as set forth in the Companies Law, the Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

(b) The Company does not have in effect any "poison pill" or similar plan or agreement which could have a dilutive or otherwise adverse effect on Parent as a result of consummation of the Merger and the Transactions.

                      Section 4.22. Grants, Incentives and Subsidies.

The Company has made available to Parent copies of all material documents evidencing all pending and outstanding grants, incentives, exemptions and subsidies from the government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, "Grants") and of all related material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto for the period after January 1, 2007. The Company and the applicable Subsidiary is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby.

                      Section 4.23. Encryption and Other Restricted Technology.

The Company's and its Subsidiaries' business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export, requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology. To the extent that any license under the foregoing legislation has been granted to the Company or its Subsidiaries, the Company and the applicable Subsidiary is in compliance, in all material respects, with the terms and conditions of such license.

                      Section 4.24. Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning the Company Products with any customer or distributor who, in the period between April 1, 2009 through March 31, 2010, was one of the fifteen (15) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (each, a "Significant Customer").  Each Significant Customer, as well as the total sales to each such Significant Customer by the Company and its Subsidiaries since April 1, 2009 through March 31, 2010, is listed on Section 4.24(a) of the Company Disclosure Schedule.  Neither the Company nor its Subsidiaries have received any written, or to the Company's Knowledge, oral notice from any Significant Customer that such customer intends to terminate, or materially modify existing Contracts with the Company or materially reduce the volume of its business with the Company.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who, in the period between April 1, 2009 through March 31, 2010, was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable (each, a "Significant Supplier").  Each Significant Supplier, as well as the total payments to each such Significant Supplier by the Company and its Subsidiaries since April 1, 2009 through March 31, 2010, is listed on Section 4.24(b) of the Company Disclosure Schedule.  Neither the Company nor any of its Subsidiaries has received any written, or to the Company's Knowledge, oral notice from any Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation) or materially reduce the volume of its business with the Company.

(c) Neither the Company nor any of its Subsidiaries is in deviation from timely performance of any delivery and/or payment obligation, as the case may be, under any Contract with a Significant Customer or Significant Supplier with respect to which the Significant Customer or Significant Supplier provided written notice to the Company that it is entitled to any liquidated damages or other monetary penalty that exceeds, in the aggregate for such Significant Customer or Significant Supplier, US$100,000.

                      Section 4.25.Effect of Transaction.

(a) The execution of this Agreement and the consummation of the Transactions in and of themselves will not (i) constitute an event under any Company Employee Plan, Employment Agreement, trust, loan or other agreement or arrangement that will result in any parachute payments or bonus or any payment (whether of severance pay, "gross-up", or indemnity or similar payments), or any  acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or (ii) result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

(b) No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any Employee will be characterized as an "excess parachute payment", within the meaning of Section 280G(b)(1) of the Code.

(c) The Company has delivered to Parent prior to the date hereof an itemized schedule containing: (i) a true and correct list of all Transaction Expenses that have been paid as of the date hereof, and (ii) a good faith estimate of all additional Transaction Expenses that are expected to be incurred by the Company and or its Subsidiaries through the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the date hereof that, except as set forth in the disclosure schedule (the "Parent Disclosure Schedule") delivered by Parent to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

                      Section 5.1. Organization, Good Standing and Qualification.

Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Neither Parent nor Merger Sub is in violation of any provision of its respective organizational documents.

                      Section 5.2.  Merger Sub.

All of the issued and outstanding shares of Merger Sub are owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has not conducted any business prior to the date hereof and has no, and, except as set forth in Section 5.2 of the Parent Disclosure Schedule, prior to the Effective Time will not have any assets, liabilities or obligations of any nature other than those immaterial assets, liabilities or obligations incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

                      Section 5.3. Corporate Authority.

Each of Parent and Merger Sub has all requisite corporate power and authority and has taken the corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable (assuming the due execution, delivery and performance of this Agreement by the Company) against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions contemplated hereby have been duly and validly authorized by the necessary corporate action of Parent and Merger Sub.

                      Section 5.4. Merger Sub Approvals

The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other Transactions pursuant to the terms hereof, which shareholder approval has been obtained simultaneously with the execution of this Agreement as set forth in Section 6.7(c).

                      Section 5.5. Share Ownership.

Neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the Companies Law with respect to Parent or Merger Sub beneficially owns any Company Shares.

                      Section 5.6. Governmental Filings; No Violations; Etc.

(a) Other than with respect to procedures under the Companies Law and the necessary filings and clearance, if any, under applicable Antitrust Requirements, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other Transactions.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, (i) constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation or by laws or comparable organizational documents of Parent and Merger Sub, (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligation or the creation of any Encumbrance on any of the assets of Parent or Merger Sub pursuant to, any material Contracts binding upon Parent or Merger Sub, or, (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to Parent or Merger Sub or any of their properties or assets, except in the case of clause (ii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have, individually or in the aggregate, a material effect on the Parent and Merger Sub, taken as a whole.

                      Section 5.7. Brokers and Finders.

No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

                      Section 5.8.Available Funds.

Parent currently has access to, and will have prior to, from and after the Effective Time, sufficient resources to make payment of the Per Share Merger Consideration and any other amounts payable hereunder and to consummate the Transactions.

                      Section 5.9. Acknowledgment of Disclaimer of Other Representations and Warranties.

Parent and Merger Sub each acknowledges and agrees that except for the representations and warranties contained in Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME AND ADDITIONAL AGREEMENTS

                      Section 6.1. Conduct of Business by the Company.

Except (i) as otherwise expressly contemplated by this Agreement, (ii) as required by applicable Legal Requirements, (iii) in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a), (iv) as set forth in Section 6.1 of the Company Disclosure Schedule or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to: (A) carry on their respective businesses in all material respects in the ordinary course consistent with past practice. and (B) use commercially reasonable efforts consistent with past practices and policies to: (i) conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (ii) pay its debts and Taxes when due and pay or perform other material obligations when due (including accounts payable) other than those being disputed in good faith or for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP, (iii) observe in all material respects all provisions of, and perform in all material respects all its obligations under, any Material Contract, (iv)  preserve intact its present business organizations, (v)  keep available the services of its present executive officers and employees, and (vi)  preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Company and its Subsidiaries at the Effective Time.

                      Section 6.2. Specific Activities.

During the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except (i) as otherwise expressly contemplated by this Agreement, (ii) as set forth in Section 6.2 of the Company Disclosure Schedule, (iii) as required by applicable Legal Requirements, including GAAP, or required by any Governmental Authority or the Financial Accounting Standards Board (or similar organization having authority over the Company), (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (v) as required in order to comply with Section 6.1 above, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

(b) (i)  declare or pay any dividends on or make other distributions in respect of any of its respective capital stock, (ii) adopt a plan of complete or partial liquidation or a resolution providing for or authorizing such liquidation, (iii) split, combine or reclassify any of its capital stock or (iv) repurchase, redeem or otherwise acquire any shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(c) issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock or any other security or interest therein other than the issuance of Company Ordinary Shares upon exercise of Company Warrant awards outstanding on the date of this Agreement, conversion of Company Preferred Shares outstanding on the date of this Agreement, or upon the exercise of Company  Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Warrant, Company Preferred Shares or Company Options;

(d) acquire or agree to acquire any material assets (including securities) or merge or consolidate, with any Person or engage in any similar transaction or make any loans, advances or capital contributions to, or investments in, any other Person outside of the ordinary course of business consistent with past practice;

(e) (i) sell, lease, license, pledge, encumber or otherwise dispose of any of its assets or any interest therein other than in the ordinary course of business, or (ii) adopt a plan of merger, consolidation, restructuring or other reorganization;

(f) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another Person or enter into similar arrangements, in each case, that would be classified as debt or indebtedness under GAAP;

(g) (i) make or rescind any Tax election, or agree to settle or compromise any Tax liability, other than with respect to Tax liabilities that in the aggregate are in an amount less than US$100,000 or (ii) consent to any extension or waiver of any limitation period with respect to Taxes that in the aggregate are in an amount over US$100,000, or (iii) agree to any Tax rulings, or Tax sharing arrangement or agreement;

(h) amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any material Tax accounting method (except as required by applicable Law);

(i) make or agree to make any capital expenditures other than as set forth in Section 6.2 of the Company Disclosure Schedule;

(j) (i) pay, discharge or settle any claims, demands or disputes, or agree to pay, discharge or settle any claims, demands or disputes, except for settlements of customer claims in the ordinary course of business in an aggregate amount of not more than US$150,000 per customer, or (ii) pay, discharge or satisfy any liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payment of liabilities or obligations that become due in accordance with their terms;

(k)  (i) modify or amend in any material respect any credit agreement or facility or (ii) modify or amend in any material respect or terminate any other material Contract outside of the ordinary course of business;

(l) except (1) as required pursuant to existing written agreements in effect on the date hereof or Company Employee Plans in effect as of the date hereof, (2) as provided pursuant to existing Employment Agreement or other Contracts in effect on the date hereof, (i) increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course that are consistent with past practice, (ii) adopt or amend in any material respect any Company Employee Plan, (iii) enter into or amend or modify any employment, consulting, severance, termination option or similar agreement with any director, officer or employee that will modify such agreement in any material respects, (iv) accelerate the payment of compensation or benefits to any director, officer or employee, (v) other than in the ordinary course of business, take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan or compensation agreements, or (vi)  take any action that would give rise to severance benefits payable to any officer, director, or employee of the Company or any of its Subsidiaries as a result of the consummation of the Merger or the other Transactions;

(m) make any material change in accounting methods, principles or practices;

(n) enter into any transaction with any of its Affiliates or members of their immediate family other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and wholly-owned Subsidiaries or Affiliates of the Company controlled by the Company;

(o) transfer or license to any Person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other Person or entity to Company Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future patent right, in each case other than non-exclusive licenses the granting of which is made in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any Subsidiary of the Company: (i) license on an exclusive basis or sell any Company-Owned Intellectual Property Rights (except that customer agreements in the ordinary course of business consistent with past practice that provide for the grant of title or exclusive license rights to a customer with respect to technology which is specifically developed for such customer shall not be deemed to be restricted under this clause (i)); or (ii) enter into any agreement limiting in any material manner the right of the Surviving Corporation or any of its Subsidiaries to engage in any line of business or to compete with any Person;

(p) enter into any real property lease or sublease, or any other material Contract or series of related Contracts which Contracts (i) are not in the ordinary course of business, or (ii) pursuant to which the Company or any Subsidiary undertakes to assume any liability or undertaking in excess of US$100,000 in the aggregate (except as expressly permitted under other provisions of this Agreement);

(q) invest any cash of the Company or its Subsidiaries, including cash resulting from disposition or maturity of any current short term investments, in any investment other than interest bearing saving accounts; or

(r) authorize any of, or commit or agree to take any of, the foregoing actions.

                      Section 6.3. No Control of Other Party's Business; Procedures for Requesting Parent Consent.

(a) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct Parent's operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(b) If the Company shall desire to take an action which would be prohibited pursuant to Section 6.1 or 6.2 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to the individuals whose names and contact information are set forth in Schedule 6.3 ("Parent Contact Persons"), and may not take such action until such consent in writing has been received from one of the Parent Contact Persons.  Any request by the Company pursuant to this Section 6.3(b) shall be made in writing (including, without limitation, by electronic mail or facsimile), and shall include all information regarding the action desired to be taken that is reasonably necessary in order to enable Parent to make an informed decision with respect thereof.  Parent Contact Persons shall use commercially reasonable efforts to respond to such request in writing within five (5) Business Days of the receipt of such request.  Notwithstanding anything to the contrary in this Section 6.3(b), the Company shall not be prohibited or otherwise restricted from taking any action that was requested by the Company in the manner set forth above and to which Parent did not respond within the aforementioned five (5) Business Day-period.

                      Section 6.4. Confidentiality; Access to Information.

(a) Subject to applicable Legal Requirements, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its officers, directors, employees, accountants, counsel, advisors and other representatives (collectively, "Representatives"), with reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, documents, personnel (including management team) and records provided that such access must be coordinated with one of the members of the Company’s senior management team (whose names are listed on Section 6.4(a) of the Company Disclosure Schedule), and Parent shall have the right to consult on a regular basis with each of the foregoing members of the Company's senior management team, in each case, so that Parent and Merger Sub may obtain all information concerning the business, assets or affairs of the Company and its Subsidiaries as they may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with, or in any way damage, the business or operations of the Company, and that information that under Section 6.5 the Company is exempt from providing to Parent, shall not be required to be disclosed under this Section 6.4(a).

(b) Any information obtained by any Person pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement (except for the provisions of Section 4 thereof). Without limiting the generality of the foregoing, Parent, Merger Sub and the Company shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to consummation of the Merger and the other Transactions. No review or information obtained pursuant to this Section 6.4 shall limit Parent's or Merger Sub's reliance on or the enforceability of any representation or warranty made by the Company herein.

                      Section 6.5. No Solicitation.

(a) During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Israel time) on July 9, 2010 (the "Solicitation Period End Date"), the Company, its Subsidiaries, and their respective Representatives shall have the right to, directly or indirectly (i) solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, a written Acquisition Proposal by any Person (other than such Person(s) as may be agreed in writing or electronic mail between the parties), and (ii) participate in discussions or negotiations regarding, and furnish to any such Person information with respect to, and take any other action to facilitate any inquiries or the making of any such Acquisition Proposal; provided, however, that (x) the Company shall provide to Parent, promptly upon receipt of such Acquisition Proposal, a written notice specifying all the terms and conditions thereof (other than the name of the Person making such Acquisition Proposal or identifying information with respect to such Person) and (y) the Company shall not, and shall not authorize or permit any of its Subsidiaries or any Representative of the Company or its Subsidiaries to, provide to any Person any non-public information unless the Company receives (or has received prior to the date hereof) from such Person an executed confidentiality agreement with confidentiality provisions in form no more favorable, in the aggregate, to such Person than those confidentiality provisions contained in the Confidentiality Agreement; provided further that (A) the Company shall promptly (or, if provided by way of posting such materials on the virtual data room, simultaneously) provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided to such Person given such access but which was not previously provided to Parent and its Representatives and (B) other than with respect to information of the type set forth in Section 6.5(a) of the Company Disclosure Schedule (including updates thereto), whose disclosure shall in any event require confidentiality agreement as described in clause (y) above, and discussions or presentations of  the same by the Company and/or its Representatives, the Company and its Representatives shall not provide or make available to any Person (directly, through access to virtual data room or otherwise) any non-public information concerning the Company or its Subsidiaries and shall not participate in any discussions or negotiations concerning an Acquisition Proposal, except for provision of such information to, and participation in negotiations and discussions with, a Person that made a bona fide written Acquisition Proposal that meets, on its face (and without the need for independent verification by the Company or a determination of the Board of Directors of the Company), all the conditions set forth in clauses (a), (b), (c) and (d) in the definition of Superior Proposal (or, in the event that such Acquisition Proposal does not state explicitly that it meets the condition set forth in clause (b) in the definition of Superior Proposal, the Board of Directors of the Company determines in good faith that such condition is reasonably likely to be fulfilled); it being understood that such Acquisition Proposal may be non-binding and pending due diligence.

(b) Subject to the provisions of this Section 6.5, and except as it may relate to (i) any Person(s) from whom the Company has received, prior to the Solicitation Period End Date, a bona fide written Acquisition Proposal and (ii) any Person from whom the Company has received after the Solicitation Period End Date but prior to obtaining the Company Shareholder Approval, a bona fide written Acquisition Proposal, which Acquisition Proposal, in each (i) and (ii) the Board of Directors determines in good faith (such determination, in the case of clause (i), to be made on or prior to the Solicitation Period End Date), after consultation with its outside legal counsel and independent financial advisor, constitutes or is reasonably expected to result in a Superior Proposal (each such Person(s), an "Excluded Party"; provided, however, that any such Person(s) shall cease to be an Excluded Party at such time after the Solicitation Period End Date as negotiations between the Company and such Person(s) with respect to Acquisition Proposal(s) made by such Person or group shall have terminated or any change has been made to the terms and conditions of the Acquisition Proposal, such that the Acquisition Proposal would cease to be a Superior Proposal), (A) on the Solicitation Period End Date, the Company shall, and shall cause its Subsidiaries to, and shall direct its and their respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal and (B) during the period beginning on the Solicitation Period End Date and continuing until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall cause its and their respective Representatives not to, directly or indirectly, (x) solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to or that may facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (including by way of making any public announcement of its intention to do any of the foregoing), (y) participate in any discussions, conversations or negotiations (including by way of furnishing information) regarding any Acquisition Proposal or that may reasonably be expected to lead to any Acquisition Proposal, or (z) enter into any agreement, undertaking, letter of intent or any kind or commitment or understanding with respect to or that may reasonably be expected to lead to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.5(c)).  No later than the Solicitation Period End Date, the Company shall notify Parent in writing of the identity of each Excluded Party that was identified prior to the Solicitation Period End Date and, unless previously provided in accordance with Section 6.5(d), shall promptly provide to Parent a copy of any Acquisition Proposal made in writing provided to the Company or any of its Subsidiaries prior to the Solicitation Period End Date and a written summary of the material terms of any such Acquisition Proposal not made in writing.

(c) Notwithstanding the limitations set forth in Section 6.5(b), at any time from the Solicitation Period End Date and continuing until the earlier of the receipt of the Company Shareholder Approval and the termination of this Agreement pursuant to Article VIII, the Company may take the following actions: (x) furnish non-public information to the Excluded Party, subject to ongoing compliance with Section 6.5(a)(y) and Section 6.5(a)(A) above, and (y) engage in discussions or negotiations with such Excluded Party with respect to the Acquisition Proposal made by such Person.

(d) The Company shall promptly (and in any event no later than 48 hours) notify Parent in the event that the Company, its Subsidiaries or Representatives receive any written or oral Acquisition Proposal (or material modifications thereto), including during the period from the date of this Agreement to the Solicitation Period End Date.  The Company shall, in such notice, provide to Parent all the terms and conditions of such Acquisition Proposal (including, but not limited to price, except that with respect to any such Acquisition Proposal made prior to the Solicitation Period End Date under Section Section 6.5(a) hereof, the name of the Person making such Acquisition Proposal or identifying information with respect to such Person shall not be required), including any material modifications thereto or to any Acquisition Proposal made by an Excluded Party.  The Company shall keep Parent reasonably informed on a current basis (and in any event no later than 48 hours) after the occurrence of any changes or developments of the status of any Acquisition Proposal (including the material terms and conditions thereof and of any material modification thereto).  Without limiting the foregoing, the Company shall promptly (within 48 hours) notify Parent orally or in writing if it has determined to begin providing or making available information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(a) or (c).  The Company agrees that it will not enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing any such information to Parent.

(e) Other than in accordance with this Section 6.5, the Board of Directors shall not (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Merger or this Agreement or the other Transactions contemplated hereby; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (each of the foregoing (i), (ii) and (iii), a "Change of Recommendation"); or (iv) authorize the Company to enter into any letter of intent, merger, acquisition, or any Contract with respect to any Acquisition Proposal other than any confidentiality agreement to be entered into by the Company as contemplated by this Section 6.5 (each a "Company Acquisition Agreement"); provided, however, that, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, the Board of Directors may, at any time prior to obtaining the Company Shareholder Approval, make either (x) a Change of Recommendation related directly to such Superior Proposal and/or (y) terminate this Agreement in accordance with Section 8.1(c) in order to enter into a Company Acquisition Agreement with respect to such Superior Proposal (a "Superior Termination"), in each case, only if all of the following conditions have been met:

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the "Notice Period"), of its intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice shall in addition specify all the material terms and conditions (including price) of any such Superior Proposal (including the identity of the Person making the Superior Proposal), and contemporaneously with providing such notice shall have provided to Parent a copy of the relevant proposed acquisition agreement and all other exhibits and schedules related thereto as well as all other agreements, arrangements, undertakings and other transaction documents to be entered into, delivered or provided in connection with such transaction (all such additional information being deemed the "Superior Proposal Information");

(ii) prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, the Company shall have negotiated during the Notice Period, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and, during the Notice Period, Parent has not agreed in writing to changes in the terms and conditions of this Agreement that would result in such Acquisition Proposal ceasing to constitute a Superior Proposal; and

(iii) The Company shall have been in compliance with all of the terms and conditions of this Section 6.5 in all material respects and with its obligations to convene and hold the Company Shareholders' Meetings in accordance with Section 6.7 and the Company shall have paid to Parent the Termination Fee and Parent Expenses as required under Section 8.3.

(f) In the event that during the Notice Period any revisions are made to the Superior Proposal to which the proviso of the last sentence in Section 6.5(e) applies, subject to and without limitation of clause (iv) of Section 6.5(e)  the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of such proviso with respect to such new written notice, except that the Notice Period shall be reduced to three (3) Business Days.

(g) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company (other than a Change of Recommendation which shall be made only in accordance with Section 6.5(e) above) if the Board of Directors determines in good faith (based on the legal advice of its outside legal counsel) that the failure to make such disclosure would constitute a breach of its fiduciary duties under applicable Law or would otherwise be inconsistent with any applicable Legal Requirement; provided, however, that the content of any such disclosure shall be governed by the terms of this Agreement and shall not limit the effect of such disclosure under this Agreement.

(h) For purposes of this Agreement, "Acquisition Proposal" shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 10% or more of the Company's consolidated assets or to which 10% or more of the Company's revenues or earnings on a consolidated basis are attributable, (B) acquisition of 10% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the outstanding Company Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Shares involved is 10% or more; in each case, other than the Transactions. As used in this Agreement, "Superior Proposal" shall mean any bona fide (this excludes, among others, Persons whose sole aim in making the Acquisition Proposal is, as determined in good faith by the Company's Board of Directors, to obtain confidential or proprietary information of the Company) written Acquisition Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company's outside legal counsel and its independent financial advisor, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, that (a) is highly likely to receive all required governmental approvals on a timely basis and otherwise reasonably likely to be consummated on the terms proposed, (b)  to the extent financing is required, such financing is then fully committed and unconditional, other than being subject to the Closing, (c) the per share consideration to be received by each holder of Company Share under such proposal (and if the proposed transaction is structured as an acquisition of assets, the per share consideration that will be available for distribution to the Company's shareholders following the liquidation of the Company and the distribution to the Company’s shareholders of the Company's assets, after giving effect to the consideration to be received by the Company in such transaction and taking into account all reasonable expenses and Taxes associated with such process) is greater than the Per Share Merger Consideration, after taking into account all expected adjustments thereto hereunder, and (d) provide for consideration consisting exclusively of cash and/or publicly traded and freely marketable (other than limitations under applicable securities laws with respect to sale of securities by Affiliates) securities, listed for trading on a reputable stock exchange (with any national stock exchange in the US or Israel deemed as such); provided that for purposes of the definition of "Superior Proposal", the references to "10%" in the definition of Acquisition Proposal shall be deemed to be references to 85%.

                      Section 6.6. Merger Proposal.

Each of the Company and, if applicable, Merger Sub, shall, take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.6 accordingly):

                                    (a) As promptly as reasonably practicable after the execution and delivery of this Agreement:

(i)  each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in form attached hereto as Exhibit B (a "Merger Proposal") to be executed in accordance with Section 316 of the Companies Law;

(ii) the Company shall call the Company Shareholders' Meetings as further set forth in Section 6.7 hereof; and

(iii) within three (3) days from the date that the Company Shareholders' Meetings have been called for as aforesaid, the Company and Merger Sub shall jointly deliver the applicable Merger Proposal to the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

(b) Promptly after the Company and Merger Sub shall have complied with the provisions of Section 6.6(a) above and with subsections (i) and (ii) of this Section 6.6(b), but in any event no later than three (3) business days (as defined in the Companies Law) following the date on which such notice was sent to the creditors, each of the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, Merger Sub, shall:

    (i)  publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company's registered offices or Merger Sub's registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in the United States, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

    (ii)  within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of the "Substantial Creditors" (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above; and

    (iii)  send to the Company "employees committee" ("Va'ad Ovdim") or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal has been submitted to the Companies Registrar.

                      Section 6.7. Shareholders Approval.

(a) The Company shall take any and all action necessary under all applicable Legal Requirements and the Charter Documents to, as promptly as practicable but in no event later than ten (10) calendar days after the date hereof, call and give notice of: (i) an Extraordinary General Meeting of the holders of Company Shares, as one class (the "Company General Meeting", and the notice thereof, substantially in the form attached hereto as Exhibit C, the "Company General Meeting Notice"); (ii) a separate Extraordinary General Meeting of the holders of the Company Ordinary Shares (the "Company Ordinary Class Meeting"); and (iii) a separate Extraordinary General Meeting of the holders of the Company Preferred Shares (the "Company Preferred Class Meeting", and together with the Company General Meeting and the Company Ordinary Class Meeting, the "Company Shareholders' Meetings"); and shall cause the associated proxy statement ("Proxy Statement") to be mailed to the Company's shareholders as promptly as practicable after such notice is given.  Subject to the notice requirements of the Israeli Companies Law and the regulations thereunder and the Charter Documents, the Company Shareholders' Meetings shall be held, all on the same date and the same location, as promptly as practicable after the date hereof (on a date selected by the Company and consented to by Parent (such consent not to be unreasonably withheld or delayed)) which date shall be no later than July 23, 2010 (inclusive).  Subject to Section 6.5, the Company shall use its reasonable commercial efforts to solicit from its shareholders proxies in favor of the adoption and approval of the Merger.  The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholders' Meetings in compliance with all applicable Legal Requirements. Subject to Section 6.5, the Board of Directors shall unanimously recommend to the shareholders of the Company to vote “FOR” the approval of the Merger, the Merger Agreement and all other Transactions.

(b) The Company may adjourn or postpone any of the Company Shareholders' Meetings only: (i) if, as of the time for which such Company Shareholders' Meeting is originally scheduled (as set forth in the notice for the Company Shareholders' Meeting), the number of Company Shares present at such Company Shareholders' Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of such Company Shareholders' Meeting and (ii) all such adjournments and postponements, together shall not be of more than seven (7) days in the aggregate.  Subject to termination of this Agreement in accordance with Article VIII, the Company's obligation to call, give notice of, convene and hold the Company Shareholders' Meetings in accordance with this Section 6.7 shall not be affected by and the Company Shareholders' Meetings may not be postponed due to (i) the proposal, public disclosure or communication to the Company of any  Acquisition Proposal, whether or not it constitutes a Superior Proposal or (ii) the withdrawal, qualification, amendment or modification by the Board of Directors of the Company or any committee thereof of such Board of Directors' or such committee's approval or recommendation of this Agreement or the Merger.

(c) Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies. The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date on which such approval becomes effective, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, Merger Sub shall request, following coordination with the Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as Merger Sub shall advise the Companies Registrar, which date shall be not later than the second Business Day immediately following the Closing. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, immediately after the Closing shall have taken place, but not before the Closing shall have taken place.

(d) Covenants of Parent with Respect to Information Statement. None of the information with respect to Parent or its Affiliates to be included in any information or proxy statement sent to the Company's shareholders will, at the time of the mailing or any amendments or supplements thereto, and at the time of the Company Shareholders' Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                      Section 6.8. Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities, or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and other Transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by Parent of an undertaking in customary form in favor of the OCS to comply with the applicable Law.

(b) Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries from any third party and/or any Governmental Authority with respect to such Transactions. Each of the Company and Parent shall give prompt notice to the other of any failure to the other Party's conditions to effect the Merger. Neither the Company nor Parent shall permit any of its executive officers or any other Representatives to participate in any meeting or discussions with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Merger or the other Transactions unless it consults with the other Party in advance and shall, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate thereat.

(c) In connection with this Section 6.8 and Section 6.10 of this Agreement, neither the Company nor any of its Affiliates shall be required to pay or commit to pay any material amounts or incur any material liability. Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

(d) The Company shall give prompt notice to Parent of: (i) the occurrence of any event, the occurrence of which is likely to cause any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respects, and (ii) any failure of the Company to comply with or satisfy in any material respects any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice, or (b) constitute an acknowledgment or admission of a breach of this Agreement.  No disclosure by the Company pursuant to this Section 6.8 shall be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant. This provision shall apply, mutatis mutandis, to the Parent and Merger Sub.

(e) In the event that Parent so requests from the Company, within seven (7) Business Days prior to the expected Closing Date, the Company shall take all reasonably necessary action such that (i) all securities and other short term investments held by the Company or its Subsidiaries shall be liquidated into cash or short term cash deposits reasonably approved by Parent, (ii) one or more bank accounts shall be opened, in the name of the Company or its Subsidiaries, at such reputable banks and at those branches of these banks designated by Parent and reasonably approved by the Company (the "New Bank Accounts"), and (iii) funds in the amounts and currency designated by Parent shall be transferred to the New Bank Accounts at least three (3) days prior to the Effective Time. Without derogating from the foregoing, in the event that Parent so requests from the Company, at any time following the date hereof, the Company shall take all reasonably necessary action such that all marketable securities held by the Company or its Subsidiaries shall be liquidated into cash or short term cash deposits reasonably approved by Parent.  The term "Liquidation Loss", as used herein, shall mean (i) the actual loss (measured as of the liquidation date compared to the original cost of such securities) that results from any liquidation described in the previous sentence, and (ii) to the extent that liquidation described in the previous sentence is not effected, then the decrease in value of such securities that are not liquidated (measured as of the latest date on which market information on such value is available prior to Closing compared to the original cost of such securities).

                      Section 6.9. Publicity.

Each of the Company and Parent undertakes to consult with each other prior to issuing any immediate reports or press releases or otherwise making public announcements with respect to the Merger and the other Transactions, except as may be required by Law or by any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority. Each of Parent and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Parent or the Company in accordance with this Section 6.9. Notwithstanding the foregoing, the Parent acknowledges and agrees that the Company shall file a copy of this Agreement with the SEC under Form 6-K promptly following the date hereof.

                      Section 6.10. Approvals.

                                 (a) Legal Proceedings.

Each of the Company and Parent shall:

(i) give the other Parties prompt notice of the commencement of any legal proceeding by or before any Governmental Authority with respect to the Merger and keep the other Parties informed as to the status of any such legal proceeding; and

(ii) promptly inform the other Parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the Investment Center, the Israeli Securities Authority, the Israeli Tax Authority, the Companies Registrar or any other Israeli Governmental Authority regarding the Merger or any of the other Transactions. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Authority or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Restrictive Trade Law or any other Israeli fair trade law, the Company and Parent will each permit authorized Representatives of the other Party to be present at each such meeting or conference relating to any such legal proceeding and to have reasonable access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Authority in connection with any such legal proceeding.

                                (b) Israeli Tax Ruling.

As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority applications for:

(i) a ruling which will be in form and substance to Parent's reasonable satisfaction, providing, among other things: (i) with respect to holders of Company Shares and Company Warrants that are non-Israeli residents (as defined in the Ordinance), that Parent will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including, without limitation, the Per Share Merger Consideration, or the applicable consideration or clarifying that no such obligation exists; and (ii) with respect to holders of Company Shares or Company Warrants that are Israeli residents (as defined in the Ordinance), clearly instructing Parent, in the absence of an exemption from Tax withholding to be provided by any such holder prior to the Closing Date, the manner in which such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied (the "Israeli Withholding Tax Ruling"). In the event that the Israeli Withholding Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to promptly apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authority, a "Withholding Tax Extension"); and

 (ii) in the event that the Option Cash Payment is greater than zero (0), ruling which will be in form and substance to Parent's reasonable satisfaction, providing, among other things, that the treatment of Company 102 Options contemplated by Section 3.3, prior to the lapse of the minimum trust period required by Section 102 of the Ordinance (the "102 Trust Period"), will not be treated as a breach of the provisions of Section 102 of the Ordinance, provided that the Per Share Merger Consideration paid to holders of said Company 102 Options is deposited for the duration of the 102 Trust Period with the 102 Trustee (the "Israeli Options Tax Ruling").

Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling and, if applicable, the Israeli Options Tax Ruling, however if such rulings are not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed and to the extent withholding is required as the result of the absence of such ruling, the Company, Parent and Merger Sub, as the case may be, shall withhold any amount as may be required under applicable Law and in accordance with Section 3.6 of this Agreement.

                      Section 6.11. Directors' and Officers' Insurance; Indemnification Agreements.

(a) From and after the Effective Time, Parent shall cause, and the Company and the Surviving Corporation shall, continue to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed on Section 6.11 of the Company Disclosure Schedule with each individual who is a party to such indemnification agreements and that at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an "Indemnitee" and, collectively, the "Indemnitees") which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association and comparable organizational documents of the Surviving Corporation and the Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents and comparable organizational documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b) The Company may purchase, immediately prior to the Effective Time, a "tail" policy (the "Tail Policy"), which policy shall be exclusively "A side" coverage, from an insurer with a Standard & Poor's rating of at least A, which (i) has an effective term of seven (7) years from the Effective Time, (ii) covers each Indemnitee and (iii) contains terms that are no less favorable than those of the Company's directors' and officers' insurance policy in effect on the date of this Agreement, provided that the aggregate cost of purchasing such Tail Policy shall not exceed 300% of the annual premium paid by the Company under its current directors and officers liability insurance policy (the actual premium paid by the Company to purchase the Tail Policy up to such cap, the "Tail Insurance Premium"). If and to the extent such a policy has been purchased prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policy in effect and continue to honor the obligations thereunder.

(c) The Indemnitees to whom this Section 6.11 applies shall be intended third party beneficiaries of this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.

(d) This Section 6.11 shall be binding upon Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.11. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company's directors' and officers' liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a "tail" policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium.

                      Section 6.12. Merger Sub Obligations.

Parent shall cause Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Parent shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder.

ARTICLE VII

CONDITIONS PRECEDENT

                      Section 7.1. Conditions to Each Party's Obligation to Effect the Merger.

The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver by the Company and Parent on or prior to the Closing Date of the following conditions:

(a) Shareholders Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

(b) Governmental Consents. The Governmental Consents listed on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or the applicable waiting periods shall have expired or been terminated.

(c) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d) Certificate of Merger.  The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.

(e) Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, "Restraints") preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

                      Section 7.2. Conditions to Obligations of the Company to Effect the Merger.

The obligation of the Company to effect the Merger is further subject to satisfaction or waiver by the Company of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date) in all material respects.  The Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect.

   (b)  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect.

                      Section 7.3. Conditions to Obligations of Parent and Merger Sub to effect the  Merger.

The obligation of Parent and Merger Sub to Effect the Merger is further subject to satisfaction or waiver by Parent of the following conditions:

(a) (i) The representations and warranties of the Company contained in Section 4.3 (Authority) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, (ii) the representations and warranties of the Company contained in Section 4.1 (Organization; Qualification), Section 4.2 (Capitalization), Section 4.4 (Consents and Approvals; No Violations; Voting), Section 4.5(b) (SEC Reports and Financial Statements), Section 4.10 (Litigation)(solely with respect to litigation against the Company or its executive officers or directors, but disregarding for the purpose of this clause (ii) any litigation against executive officers and directors arising from allegations of a breach of fiduciary duty relating to this Agreement, the Merger or the other Transactions, or the approval thereof by the Company), Section 4.12(a) – (d) (Taxes), and Section 4.16(a), (b) and (e) (Intellectual Property) shall be true and correct as of the date of this Agreement and (disregarding for such purpose any materiality and Material Adverse Effect qualifier included therein) as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a material effect on the Company and its Subsidiaries, taken as a whole, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and (disregarding for such purpose any materiality and Material Adverse Effect qualifier included therein) as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect. It is hereby clarified that, for purposes of determining the satisfaction of this condition, failures or inaccuracies in the representations and warranties of the Company contained in this Agreement shall be disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration properly account for the damages or losses, if any, attributable to the same.

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub shall have received the Company Certificate and a certificate signed on behalf of the Company by the Chief Executive Officer of the Company as to the satisfaction of the conditions set forth in Section 7.3(a), Section 7.3(b).

(d)  Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect. It is hereby clarified that, for purposes of determining the satisfaction of this condition, Effects that would constitute or contribute to the Material Adverse Effect shall be disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration properly account for the damages or losses, if any, attributable to the same.

ARTICLE VIII

TERMINATION

                      Section 8.1. Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the requisite approval of the shareholders of the Company and Merger Sub:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if:

(i)   (a) the Merger shall not have been consummated by October 8, 2010, (the "End Date") and (b) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure to consummate the Merger on or before such date; provided that, if, as of the End Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the conditions set forth in Section 7.1 (b), (c), (d) or (e), then the Company or Parent may extend the End Date to December 8, 2010;

(ii) he Company Shareholders' Meetings shall have been duly held and the votes cast at such meetings (including any adjournment or postponement thereof) shall be insufficient to constitute the Company Shareholder Approval;

(iii) any Restraint having any of the effects set forth in Section 7.1(e) shall be in effect and shall have become final and non-appealable, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement; or

(iv) the other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, including the obligation to consummate the Merger, that (i) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, and (ii) cannot be or has not been cured within 30 calendar days (or five (5) days, in the event of either party's failure to consummate the Merger after the conditions thereof have been satisfied (other than those conditions that by their terms are to be satisfied at Closing)) after receipt of written notice thereof from the other Party; provided that the Party seeking termination shall not be in material breach of its obligations under this Agreement;

(c) by the Company in accordance with Section 6.5(e), provided that (i) it has complied in all material respects with the provisions of Section 6.5 and its obligations to convene and hold the Company Shareholders' Meetings in accordance with  Section 6.7, and (ii) that, to the extent required by Section 8.3, it has simultaneously paid Parent the Termination Fee and Parent Expenses;

(d) by Parent, at any time prior to Company Shareholder Approval, if the Company shall have breached any of its obligations under Section 6.5 in any material respect or its obligations to convene and hold the Company Shareholders' Meetings in accordance with Section 6.7 and such breach cannot be or has not been cured within three (3) calendar days after receipt of written notice thereof from Parent;

(e) by Parent, at any time prior to Company Shareholder Approval, if (i) the Company or the Board of Directors (and with respect to clause (C) below, any committee thereof), for any reason, shall have (A) failed to include in any proxy statement or information statement distributed to the shareholders of the Company its recommendation that such shareholders adopt this Agreement and approve the Merger and the other Transactions pursuant to Section 6.7 hereof, (B) effected a Change of Recommendation, (C) approved or recommended any Company Acquisition Agreement or any Acquisition Proposal, including a Superior Proposal or (ii) within ten (10) Business Days after a tender or exchange offer relating to more than 10% of its outstanding Company Shares involving a person or group unaffiliated with Parent has first been published or announced, the Company shall not have sent to its shareholders pursuant to Rule 14d-9 or 14e-2 promulgated under the Exchange Act or Section 329 of the Companies Law or otherwise publicly disclosed, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

(f) by Parent, if the Per Share Merger Consideration, as would be calculated in accordance with this Agreement after giving effect to any adjustments resulting from a Cash Deficiency Amount, if any, a Transaction Expenses Adjustment Amount, if any, and Cash Excess Amount, if any, but disregarding any other adjustment included in the definition of the term "Per Share Merger Consideration", disregarding any adjustment under Section 3.1(e) above and disregarding the provisions of Section 3.1(f) above, would be lower than US$2.80.

                      Section 8.2. Notice of Termination; Effect of Termination.

Any termination of this Agreement under Section 8.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. If this Agreement is terminated by either the Company, Merger Sub or Parent as provided in Section 8.1, this Agreement shall forthwith become void and shall have no further effect, without any liability or obligation on the part of Parent or the Company, except (i) for claims for damages to the extent that such termination results from the willful and material breach by a Party of any of its representations, warranties, covenants or agreements in this Agreement; and (ii) notwithstanding the foregoing, the Confidentiality Agreement, Section 8.1, this Section 8.2, Section 8.3 and Article IX shall survive any termination of this Agreement in accordance with their respective terms.

                      Section 8.3. Termination Fees and Expenses.

(a) Expenses. Whether or not the Merger is consummated and except as otherwise provided in this Agreement, including without limitation Section 8.3(b), each Party shall bear its own expenses in connection with the Transactions including, without limitation, the compensation of any investment banker, financial or legal advisor, broker or finder retained by such Party.

(b) Termination Fees.

 (i)  In the event that Parent terminates this Agreement pursuant to Section 8.1(d) or Section 8.1(e), the Company shall pay to Parent, within two (2) Business Days of such termination, the Termination Fee and the Parent Expenses.

(ii)  In the event that the Company terminates this Agreement pursuant to Section 8.1(c) the Company shall, simultaneously with such termination, pay to Parent the Termination Fee and Parent Expenses;

(iii) In the event that: (A) (i) following the date hereof and prior to the termination of this Agreement, there has been disclosure publicly or to any member of the Board of Directors or any officer of the Company of an Acquisition Proposal (for purposes of this subsection, substituting 50% for the 10% threshold set forth in the definition of Acquisition Proposal) (the "Alternative Acquisition") and, if it has not been disclosed publicly, (ii) only if such Acquisition Proposal was not withdrawn at or prior to the time of the Company Shareholder Meeting, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i), Section 8.1(b)(ii) or Section 8.1(b)(iv) and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with such third party (or any Affiliate thereof) to consummate, or consummates, such Alternative Acquisition (as may be amended or supplemented), then the Company shall, concurrently with the consummation of the Acquisition Proposal, pay to Parent the Termination Fee and the Parent Expenses;

(iv) In the event that Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii), then if, at or prior to such time, Parent would have the right to a Termination Fee pursuant to clause (i) above (provided that in the event of a right to a Termination Fee due to termination under Section 8.1(d), Parent provided to the Company notice with respect to its alleged breach of Section 6.5 as soon as reasonably practicable after learning of such breach), the Company shall pay to Parent, within two (2) Business Days of such termination, the Termination Fee and the Parent Expenses; and

(v) In the event that the Company terminates this Agreement pursuant to Section 8.1(b)(ii), the Company shall pay to Parent, within ten (10) Business Days of such termination, the Parent Expenses but no more than US$200,000.

For purposes of this Agreement, the term (i) "Termination Fee" shall mean a one time fee in cash equal to US$3,400,000 (three million and four hundred thousand dollars); and (ii) "Parent Expenses" shall mean all actual out-of-pocket and documented expenses incurred by Parent in connection with the negotiation, authorization, preparation and execution of this Agreement which reimbursement of expenses shall not exceed US$300,000 (three hundred thousand dollars).  Any amount due under this Section 8.3(b) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company.

                                (c) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement.  Accordingly, in the event that the Company shall fail to pay the Termination Fee when due and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for such fee, then the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the rate of LIBOR plus one percent (1.0%) per annum from the date such amounts were required to be paid until the date actually received by such party.  Except for and without limitation of Section 8.2 and Section 9.9, the Termination Fee and the Parent Expenses shall be the sole and exclusive remedy available to Parent and Merger Sub in connection with termination of this Agreement for which Termination Fee and Parent Expenses were paid in accordance with Sections 8.2(b)(i) – (v).  Notwithstanding any provision in this Agreement to the contrary, in no event shall the Company be required to pay the Termination Fee or Parent Expenses on more than one occasion. Any such payments shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Legal Requirements.

ARTICLE IX

MISCELLANEOUS

                      Section 9.1. Amendment.

This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement; provided, however, that, after approval of the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                      Section 9.2. Governing Law and Venue.

THIS AGREEMENT SHALL BE SOLELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ISRAEL, WITHOUT GIVING EFFECT TO ANY OTHER CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF ISRAEL OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF ISRAEL. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating to this Agreement or the Transactions in any court other than the court located in Tel Aviv-Jaffa. Each Party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

                      Section 9.3. Extension; Waiver.

At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                      Section 9.4. Notices.

All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via fax or electronic email to the Parties at the following addresses, email addresses or fax numbers (or at such other address, email address or fax numbers as shall be specified by like notice):

(a)           If to the Parent or Merger Sub, to:

TEOCO Corporation

12150 Monument Drive
Suite 400
Fairfax, VA 22033
USA
Fax No.: 703-259-2131
Email address: mcdonnellm@TEOCO.com
Attention: Legal Counsel

With a copy (which shall not constitute notice) to:

Meitar, Liquornik, Geva & Leshem Brandwein
16 Abba Hillel Silver Road
Ramat Gan, 52506
Israel
Fax No.: (+972-3) 610-3111
Email address: dshamgar@meitar.com
Attention: Dan Shamgar, Adv.

(b)         If to the Company, to:

TTI Team Telecom International Ltd.
Attention: Meir Lipshes, CEO;
with a copy to: Inbar Cohen – Charash, General Counsel
12 Amal Street, Afek Park
Rosh Ha'ayin, 48092
Israel
Fax No.: (+972-3) 761-7155

With a copy (which shall not constitute notice) to:

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv, 64239 Israel
Attention: Ido G. Zemach, Adv.
Fax No.:  (+972-3) 608-9909

McDermott Will & Emery LLP
340 Madison Avenue
New York, NY 10173-1922
USA
Attention: Mark S. Selinger, Esq.
Fax No.: (212) 547-5444

                      Section 9.5. Interpretation.

When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words "include," "includes" or including are used in this Agreement they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party's successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

                      Section 9.6. Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by fax or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood and agreed that all Parties need not sign the same counterpart.

                      Section 9.7. Entire Agreement; Third-Party Beneficiaries.

This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule:

(a) constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, including the Letter of Intent between Parent and the Company dated April 28, 2010, as amended, among the parties with respect to the subject matter of this Agreement; and

   (b) except, from the Effective Time and thereafter, for (1) the rights of the Company's shareholders and holders of Company Options or Warrants to timely receive the consideration in accordance with this Agreement, and (2) the provisions of Section 6.11 hereof, this Agreement is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

                      Section 9.8. Severability.

If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

                      Section 9.9. Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled (without any requirement to post a bond or other security) to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

                      Section 9.10. Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

                      Section 9.11. Non- Survival of Representations, Warranties and Agreements.

Except as set forth in Section 8.2  the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this Section 9.11 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.11.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

TEOCO Corporation

By:	/s/ Atul Jain
Name: Atul Jain
Title: Chairman and CEO

TEOCO Israel Ltd.

By:	/s/ Eitan Naor
Name: Eitan Naor
Title: Director

TTI Team Telecom International Ltd.

By:	/s/ Meir Lipshes /s/ Meir Dvir
Name: Meir Lipshes Meir Dvir
Title: Chairman and CEO Director